Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, M5J 2T3
416-368-9932

ANNUAL INFORMATION FORM for the year ended December 31, 2019

March 24, 2020

ANNUAL INFORMATION FORM - 2019

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ANNUAL INFORMATION FORM - 2019

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ANNUAL INFORMATION FORM - 2019

ANNUAL INFORMATION FORM
(“AIF”)
ALAMOS GOLD INC.
(the “Company”)
PRELIMINARY NOTES
Effective Date of Information
The information in this AIF is current as of March 24, 2020, unless otherwise stated herein.
Currency and Exchange Rates
All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated (“CAD” denotes Canadian dollars). The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the daily exchange rate as reported by the Bank of Canada.

Canadian Dollars into United States Dollars	2019	2018	2017
Closing	$0.7699	$0.7330	$0.7971
Average	$0.7537	$0.7721	$0.7708
High	$0.7699	$0.8138	$0.8245
Low	$0.7353	$0.7330	$0.7276

The exchange rate on March 24, 2020, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was USD$0.6901 equals CAD$1.00.
Imperial Equivalents
For ease of reference, the following factors for converting metric measurements to imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Forward-Looking Statements
This AIF contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian securities laws, concerning the Company’s plans for its properties and other matters. All statements other than statements of historical fact included in this AIF, including, without limitation, statements regarding forecasted gold production, gold grades, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to Proven and Probable Mineral Reserves, waste-to-ore ratios, expected project development timelines (including permitting timelines) and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable, and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacing may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as “Inferred” or “Indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “Indicated Mineral Resource” or “Inferred Mineral Resource” will ever be upgraded to a higher category of

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Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. In addition, we caution you that our forward-looking statements are subject to the ongoing and developing circumstances related to the COVID-19 pandemic, which may have a material adverse effect on our business, operations and future financial results. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include risks related to the on-going business of the Company, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this AIF have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. Under SEC (defined below) Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.
Normal Course Issuer Bid
On December 20, 2018, the Company announced that it filed with and received acceptance from the Toronto Stock Exchange (the “TSX”) to make a Normal Course Issuer Bid ("NCIB") permitting the Company to purchase for cancellation up to 25,513,043

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Class A Common Shares (“Common Shares”), representing ten (10) percent of the Company’s public float of the Common Shares as of December 14, 2018 between the period December 24, 2018 to December 23, 2019. Any purchases made by the Company were effected through the facilities of the TSX, alternative Canadian trading systems and/or the New York Stock Exchange.
The price for any repurchased Common Shares was the prevailing market price at the time of the purchase. All Common Shares purchased by Alamos were canceled. Purchase and payment for the Common Shares were made by Alamos in accordance with the requirements of the TSX and applicable securities laws.

On December 18, 2019, the Company announced the renewal of its NCIB permitting it to purchase for cancellation up to 28,734,677 common shares, representing 10% of the Company’s public float. The NCIB provides that the Company may purchase Common Shares over the twelve-month period from December 24, 2019 and ending December 23, 2020. Since December 24, 2018 to March 24, 2020, the Company purchased and cancelled 3,354,813 Common Shares at a cost of approximately USD$14.4 million, or USD$4.26 per Common Share.
Non-GAAP Measures and Additional GAAP Measures
The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following contained herein

•	total cash cost per ounce of gold sold;

•	mine-site all-in sustaining cost per ounce of gold sold; and

•	all-in sustaining cost (“AISC”) per ounce of gold sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in the measures are dully noted and retrospectively applied as applicable.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Cost per ounce and Mine-site All-in Sustaining Cost
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating “mine-site all-in sustaining costs” at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are

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deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site-specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Detailed reconciliations of the non-GAAP measures to IFRS measures for the years ended December 31, 2019 and December 31, 2018 can be found in the Company’s MD&A for the year ended December 31, 2019 as available on the Alamos website at www.alamosgold.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
GLOSSARY OF TECHNICAL TERMS
In this AIF unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

“Ag”	Silver.
“Au”	Gold.
“CIM Definition Standards”	Mineral Resources and Mineral Reserves prepared by the CIM Standing Committee on Reserve Definitions adopted by CIM Council on May 10, 2014.
“doré”	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
“grade”
Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (“g/t”) or ounces per tonne (“opt”).

“g/t Au”	Grams per tonne of gold.
“HQ diameter”	2.4 inch diameter drill hole.
“IFRS”	International Financial Reporting Standards as issued by the International Accounting Standards Board, the accounting principles used by the Company.
“Indicated Resource” or “Indicated Mineral Resource”
That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Resource” or “Inferred Mineral Resource”
That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“km”	Kilometres.
“leaching”	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.
“m”	Metres.
“Measured Resource” or “Measured Mineral Resource”
That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve”
The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that occur when the material is mined and processed.

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“Mineral Resource”
A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “Mineral Resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. The term “Mineral Resource” used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

“Modifying Factors”
Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

“NSR”
Net smelter return royalty, consisting of a payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including, but not necessarily limited to, smelting, refining, transportation and insurance costs.

“NI 43-101”	National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
“NQ diameter”	1.75 inch diameter drill hole.
“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
“ounces” or “oz”	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weighs 28.4 grams.
“ppm”	Parts per million.
“ppb”	Parts per billion.
“PQ diameter”	3.2-inch drill hole diameter.
“Probable Mineral Reserve”
The economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve”	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
“QA/QC”	Quality assurance/quality control.
“Qualified Person”	Has the meaning given to such term in NI 43-101.
“RQD”	Rock quality designation.
“tpd”	Tonnes per day.

CORPORATE STRUCTURE
Name and Incorporation
The name of the Company is Alamos Gold Inc. The Company’s principal place of business and registered office is Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3.
AuRico Gold Inc. (“AuRico”) amalgamated with Alamos Gold Inc. (“Former Alamos”) under section 182 of the Business Corporations Act (Ontario) (“OBCA”) pursuant to Articles of Arrangement dated July 2, 2015 with the resulting amalgamated company continuing under the name Alamos Gold Inc. (“Alamos” or the “Company”). Alamos amalgamated with Richmont Mines Inc. (“Richmont”) under section 182 of the OBCA pursuant to the articles of amalgamation dated August 1, 2018, with the resulting amalgamated company continuing under Alamos Gold Inc.
Alamos is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “AGI” and has a quoted market value of approximately CAD$3.09 billion as of March 24, 2020.

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Intercorporate Relationships
In this AIF, unless the context otherwise requires, the terms “we”, “us”, “our”, and similar terms as well as references to “Alamos” or the “Company” refer to Alamos Gold Inc. The following diagram sets forth the Company’s intercorporate relationships with its active subsidiaries including the jurisdiction of incorporation or organization and the Company’s respective percentage ownership of each subsidiary.
GENERAL DEVELOPMENT OF THE BUSINESS
Alamos is a mining company engaged in the mining and extraction of, and exploration for, precious metals, primarily gold. Alamos owns and operates the Young-Davidson mine (the “Young-Davidson Mine”), and the Island Gold mine (the “Island Gold Mine”) in Ontario, Canada and the Mulatos mine (the “Mulatos Mine”) in the state of Sonora, Mexico. In 2019, the Young-Davidson Mine produced 188,000 ounces of gold, the Island Gold Mine produced 150,400 ounces of gold, the Mulatos Mine produced 142,000 ounces of gold. In addition, the former El Chanate Mine in Sonora State, Mexico produced 14,100 ounces of gold. Alamos' total gold production in 2019 was 494,500 ounces. Alamos also owns the development-stage Ağı Dağı, Kirazlı and Çamyurt Projects in the Biga district of northwestern Turkey; the Esperanza Gold Project in Morelos State, Mexico, the Quartz Mountain Property in Oregon, USA, and the Lynn Lake Gold Project in Lynn Lake, Manitoba.
Three-Year History

•	On January 6, 2017, the Company announced production of 392,000 ounces of gold for 2016.

•
On February 9, 2017, the Company completed a USD$250 million bought-deal equity financing, along with an announcement that it would use proceeds of such financing (along with current cash reserves) to retire the $315 million 7.75% Senior Secured Notes in full.

•
On February 22, 2017, the Company announced updated positive studies on each of its Turkish Projects, including feasibility studies on both its Kirazlı and Ağı Dağı Projects; as well, a preliminary economic assessment on its Çamyurt Project.

•
On April 3, 2017, the Company completed the redemption of its outstanding $315 million 7.75% Senior Secured Second Lien Notes (the “Notes”) due in 2020. This resulted in annual interest savings of $24.4 million. The Notes were redeemed at a price of 103.875% of the principal amount plus accrued interest to the date of redemption. The Notes were retired with net proceeds of $239 million from the equity financing completed in February 2017 along with existing cash.

•	On September 7, 2017, the Company announced that construction of the first phase of the La Yaqui mine was complete, on budget, and ahead of schedule.

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•
On September 21, 2017, the Company announced that it had secured amendments to its existing undrawn revolving credit facility (the “Facility”) including an increase in the size of the Facility from USD$150 million to USD$400 million on more favourable terms. The maturity date of the Facility was extended to September 20, 2021.

•
On November 23, 2017, the Company announced the completion of the previously announced plan of arrangement (the “Transaction”) whereby Alamos acquired all of the issued and outstanding shares of Richmont for $627 million. Under the terms of the Transaction, all Richmont issued and outstanding common shares were exchanged based on 1.385 Alamos common shares for each Richmont common share.

•	On January 25, 2018, the Company filed a technical report for its Lynn Lake gold project, located in Manitoba, Canada in accordance with NI 43-101.

•	On July 25, 2018, the Company announced it was granted the GSM (Business Opening and Operation) permit required for the development of its Kirazlı project, by the Çanakkale Governorship in Turkey.

•	In the third quarter of 2018, the Company successfully commissioned the Phase I expansion at Island Gold on schedule, increasing mill capacity to 1,100 tonnes per day.

•
On September 14, 2018 and November 16, 2018 respectively, the Company successfully obtained the Cerro Pelon MIA (Environmental Impact Assessment) and Cerro Pelon CUS (Change of Land Use) permits for the high return Cerro Pelon project in Mexico and commenced full scale construction.

•
On November 14, 2018, Alamos received the Schedule 2 Amendment from the Federal government for a new tailings facility at Young-Davidson, securing tailings capacity for all existing Mineral Reserves and Mineral Resources.

•
On December 20, 2018, the Company announced an NCIB allowing for the purchase for cancellation up to 25,513,043 Common Shares over a twelve-month period beginning December 24, 2018 and ending December 23, 2019.

•	On January 10, 2019, the Company announced a doubling of its dividend to $0.01 per common share quarterly, from US$0.01 semi-annually.

•
On March 1, 2019, the Company announced that it had been granted the Operating Permit from the Turkish Department of Energy and Natural Resources allowing for the start of earthworks on the Kirazlı project.

•	On April 1, 2019, the Company reported that it entered into an agreement for the sale of a portfolio of non-core royalties to Metalla Royalty & Streaming Ltd. for proceeds of US$8.0 million.

•	On April 3, 2019, the Company announced the Mulatos mine produced its two millionth ounce of gold, therefore completing the third party royalty obligation on the asset.

•	On May 28, 2019, the Company announced receipt of an expansion permit for Island Gold, allowing for the Phase II expansion to 1,200 tpd.

•
On September 16, 2019 the Company announced it was the recipient of the "Best Corporate Social Responsibility Practice 2019" award from the Mexican Center for Philanthropy (Cemefi) and the Alliance for Corporate Social Responsibility in Mexico (AliaRSE) for the Company's voluntary relocation program of residents from Mulatos to Matarachi in Mexico

•	On October 14, 2019, the Company reported it suspended all construction activities on its Kirazlı project pending the renewal of its Turkish mining operating license which expired on October 13, 2019.

•
On December 18, 2019, the Company announced it renewed its NCIB to December 23, 2020. Since the start of the NCIB on December 24, 2018 to date, the Company repurchased and subsequently cancelled 3,354,813 Common Shares under the NCIB on the TSX and other markets for an average price per share of US$4.26.

•
On December 18, 2019 the Company secured amendments to its existing undrawn revolving credit facility including an increase in the size of the credit facility from US$400 million to US$500 million on more favourable terms.

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•
On February 19, 2020, the Company reported its updated Mineral Reserves and Resources as of December 31, 2019, including an increase of Mineral Reserves and Resources at Island Gold of 921,000 ounces, net of mining depletion.

•	On March 3, 2020, the Company announced a 50% increase to the quarterly dividend to US$0.015 per common share and introduced a Dividend Reinvestment and Share Purchase Plan (“DRIP”).

•	On March 16, 2020, the Company announced the repurchase of a 3% NSR Royalty on Island Gold mine and corresponding reduction in 2020 cost guidance.

•
On March 24, 2020, Alamos announced that it had temporarily suspended operations at its Island Gold mine site for fourteen days. Approximately 50% of the Island Gold workforce comes from the local communities with the other 50% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly out basis from various other regions. Alamos has scaled down activities to help prevent the potential spread of COVID-19 between these various communities.

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this AIF.
The financing, exploration, development and mining of any of the Company’s properties is subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risk
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s Mineral Resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world.
In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all of its current projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
From time to time the Company may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.

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The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development stage assets in Canada, the United States, Mexico and Turkey, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Canadian dollars, Mexican pesos and Turkish lira and has monetary assets and liabilities in U.S. dollars and Canadian dollars, Mexican pesos and Turkish lira.
The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.
From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
If utilized, the Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:

•	Incur additional indebtedness;

•	Pay dividends or make other distributions or repurchase or redeem its capital stock;

•	Prepay, redeem or repurchase certain debt;

•	Make loans and investments;

•	Sell, transfer or otherwise dispose of assets;

•	Incur or permit to exist certain liens;

•	Enter into certain transactions with affiliates;

•	Enter into agreements restricting its subsidiaries’ ability to pay dividends; and

•	Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.
Liquidity Risk
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.
In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares.
The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common

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shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson, Island Gold and Mulatos Mines account for all of the Company’s current commercial production and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans or ongoing permitting at Young-Davidson, Island Gold or Mulatos could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, leach pad inventory, assumptions with respect to development and expansion activities, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena (including consequences of climate change) such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

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Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, the Company is in the process of completing a ramp-up and expansion at both the Young-Davidson and Island Gold Mines, including specifically the tie-in of the upper and lower mines at Young-Davidson Mine, the development of its La Yaqui Grande deposit near the Mulatos Mine in Mexico and the construction (suspended) of its Kirazlı Mine in Turkey. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors - including specifically to the foregoing - could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.
Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development stage projects in Canada, Mexico, the United States and Turkey. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of Proven and Probable Mineral Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.

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The figures for the Company’s Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s Mineral Reserve and Mineral Resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from Mineral Resources or Mineral Reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of Mineral Resources and Mineral Reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to Mineral Resources and Mineral Reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in Mineral Resources and Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. There is a risk that depletion of Mineral Reserves will not be offset by discoveries, acquisitions or the conversion of Mineral Resources into Mineral Reserves. The Mineral Reserve base of Alamos’ mines may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral Resources and Mineral Reserves are reported as general indicators of mine life. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, Mineral Reserves and grades must be considered as estimates only.
In addition, the quantity of Mineral Resources and Mineral Reserves may vary depending on metal prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in Mineral Resources and Mineral Reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such Mineral Resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Mineral Resources constitute or will be converted into Mineral Reserves.
Legal, Permitting, Regulatory, Title and Political Risk
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.

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The Company’s mineral properties are located in Canada, Mexico, Turkey and the USA. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “Risks related to development stage assets in Turkey”, “Water Management at the Company’s Mining operations”, “Security in Mexico” and “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.
Risk related to development stage assets in Turkey
The Company has development stage mineral properties located in Turkey. Economic and political conditions in Turkey could adversely affect the business activities of the Company.
On October 14, 2019, the Company reported that it had suspended all construction activities at its Kirazlı Project in Turkey pending the renewal of its mining operating licenses which expired on October 13, 2019. Although the Company has received assurances from the Turkish government that it has complied with all the regulatory requirements, it has not received the renewal of its mining operating license. The consequence of non-renewal is that no further work can take place at the Kirazlı Project. Consequently, the Company cannot provide assurance it will be able to maintain its existing permits and/or obtain all additional permits or operating licenses that it requires for its proposed mining activities. There can be no certainty with respect to permitting timelines or the receipt of operating license renewal. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. Turkey has recently experienced significant political, social, legal and regulatory instability. The impact of the change in political climate in Turkey in recent years is yet largely unknown, but will in instances likely include heightened control of the judiciary, bureaucracy, media and the private business sector. Changes to existing governmental regulations may affect the Company’s ability to conduct business, mineral exploration and mining activities more broadly and the Company’s ability to generate cash flow and profits from operations. Associated risks include, but are not limited to, resource nationalism, terrorism, corruption, extreme fluctuations in currency exchange rates and high rates of inflation.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to requirements that certain contracts be denominated in Turkish Lira, restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

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The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
In addition to the specific challenges the Company is facing with respect to its Kirazlı Project, a number of approvals, licenses and permits are also required for various aspects of exploration, development and expansion projects at the Company’s projects. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits that it requires for its proposed or existing mining activities.
In order to maintain mining operating and/or exploration licenses in good standing, operating and/or exploration license holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its operating licenses in good standing, there is risk, as in the case with the Kirazlı Project in Turkey, that the relevant permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the operating licenses would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its operating licenses in good standing. If the operating licenses were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.
Security in Mexico
In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.
Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes has no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations.
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain

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permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where our projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of such negotiations or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to our host communities and countries, which facilitates broad stakeholder support for our operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with indigenous peoples and nations with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen indigenous title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of our operating mines, and could have a

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significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.
Companies today are at much greater risk of losing control over how they are perceived as a result of social media and other web-based applications.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s Kirazlı Project in Turkey, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Health and Environmental Risks
Alamos’ operations may be exposed to widespread pandemic
A major global pandemic (e.g. COVID-19) could have material adverse impacts on our ability to operate due to employee absences, disruption in our supply chains, information technology system constraints, government interventions, market volatility, overall economic uncertainty and other actors currently unknown and not anticipated. Alamos’ operations are located in areas relatively remote from local towns and villages.  We rely on various modes of transportation to house our employees, move around our people, our product and the necessary supplies and inputs for our operations. At both Mulatos and Island Gold, we have a high concentration of personnel working and residing in close proximity to one another at the Mine site (camps).   Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place Alamos’ workforce at risk.  The Company takes every precaution to strictly follow industrial hygiene and occupational health guidelines, along with our evolving pandemic management protocols. On March 24, 2020, Alamos announced that it had temporarily suspended operations at its Island Gold mine site for fourteen days. Approximately 50% of the Island Gold workforce comes from the local communities with the other 50% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly out basis from various other regions. Alamos has scaled down activities to help prevent the potential spread of COVID-19 between these various communities. Whereas Alamos expects a timely resumption of full operations at Island Gold, there may be factors beyond the control of the Company that extends, otherwise impedes continued operations, or results in additional suspensions of operations at Island Gold or any of the Company’s other operations, in the future. Consequently, there can be no assurance that this virus or another infectious illness will not materially impact Alamos’ personnel and ultimately its operation, cash flows or financial condition.

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The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, management of tailings facilities, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non- compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control dispersion of potentially deleterious effluents; and, reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or

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other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Island Gold and Mulatos mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned. The Company will strive to ensure that its activities do not adversely impact community water sources. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks
The Company’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. We expect that in the long term this may result in increased costs at our Canadian and Mexican operations. While the Company has taken measures to manage the use of energy, the inability to achieve required energy efficiencies could have an adverse impact on the Company’s ability to achieve cost guidance.
In addition, the physical risks of climate change may also have an adverse effect on our operations. These may include extreme weather events, changes in rainfall and storm patterns and intensities, water shortages, and changing temperatures. In particular, the Company’s producing assets are located in northwest Mexico and Canada. Extended periods of high rainfall or drought conditions are typical in this part of Mexico. In Canada, cold temperatures and heavy snowfall may impact the Company’s ability to achieve production forecasts, including anticipated recoveries. While the Company has taken measures to mitigate the impact of weather on its operations, severe rainfall or drought conditions could have an adverse impact on the Company’s ability to achieve production forecasts.
Insurance and Compliance Risks
The Company may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats, including fraud resulting from cyber threats, have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. While we invest in robust security systems to detect and block inappropriate or illegal access to our key systems, including supervisory control and data acquisition operating systems at our operations, and regularly review policies, procedures and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted Mineral Reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition

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candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:

•	Environmental hazards;

•	Industrial accidents;

•	Metallurgical and other processing problems;

•	Unusual or unexpected rock formations;

•	Rock falls, pit wall failures and cave-ins;

•	Seismic activity;

•	Flooding;

•	Fires;

•	Periodic interruptions due to inclement or hazardous weather conditions;

•	Variations in grade, deposit size, continuity and other geological problems;

•	Mechanical equipment performance problems;

•	Unavailability of materials and equipment;

•	Theft of equipment, supplies and bullion;

•	Labour force disruptions;

•	Civil strife; and

•	Unanticipated or significant changes in the costs of supplies.
Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of Mineral Reserves, spent costs will not usually be recoverable.

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The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include:

•	The price of gold and other metals;

•	The Company’s operating performance and the performance of competitors and other similar companies;

•	The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

•	Changes in general economic conditions;

•	The arrival or departure of key personnel; and

•	Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
MINERAL PROPERTIES
The Company considers its Young-Davidson Mine, Island Gold Mine and Mulatos Mine material mineral projects for purposes of NI 43-101. Set forth below is certain mining and technical information in relation to those mines and certain of the Company’s other mines and projects.
YOUNG-DAVIDSON MINE
Summary
The Young-Davidson Mine is located near the town of Matachewan, approximately 60 km west of Kirkland Lake in northern Ontario. The property consists of contiguous mineral leases and claims totaling approximately 11,698 acres and is situated on the site of two past producing mines that produced almost one million ounces of gold between 1934 and 1957. The Young-Davidson Mine consists of an underground mine, currently mining at a rate of approximately 6,700 tpd and increasing to 7,500 tpd by the end of 2020, a conventional flotation and carbon-in-leach (“CIL”) mill and associated infrastructure. The mine has been in continuous operation since 2012.
Property Description, Location and Access
The Young-Davidson Mine is located in northern Ontario, Canada, centrally located between Timmins, Kirkland Lake, North Bay and Sudbury, each of which have businesses that service the mining industry. The property is accessed by paved Highway 566, three kilometres west of the town of Matachewan.
The Company holds 100% of the mineral rights to all of the Mineral Resource related claims at the former Young-Davidson Mine and the adjoining Matachewan Consolidated Mines Limited Mine (the “MCM Mine”), which together comprise the modern day Young-Davidson Mine. The Company also owns or holds the rights to 564 tenures consisting of patented fee simple and/or leasehold mineral rights and surface rights claims, a mining licence of occupation, and cell claims, covering approximately 5,640 hectares surrounding and including the Young-Davidson Mine. The contiguous claim block that covers the Young-Davidson Mine is hereinafter referred to as “Young-Davidson”. These tenures were acquired either through staking, application, or option agreements.
Collectively, Young-Davidson is subject to nine separate agreements with different obligations and royalties for each agreement. Based on the currently defined Mineral Reserves and Mineral Resources, the only royalties to apply are:

(i)	a sliding scale royalty held by Matachewan Consolidated Mines Limited that relates to approximately 2% of the current underground Mineral Reserve; and

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(ii)	a 1.5% net smelter return due to Triple Flag Mining Finance Ltd., applicable since July 2015.
The Company controls sufficient surface rights to cover the sites required for all project buildings and fixed installations for the life of mine. The Company believes it has all the necessary surface rights to dispose of waste rock and tailings on additional areas of the property. Alamos’ land ownership and mineral tenures are registered with the Government of Ontario. All permits required to operate the Young-Davidson Mine are currently in place.
As Young-Davidson was the site of two former producing gold mines there is existing surface disturbance in the form of old workings, building foundations and tailings sites. Although there is no clean up order on these sites, infrastructure was designed to incorporate these sites where possible so that they are remediated as part of the mine closure plan.
Other than as described above, the Company is not aware of any rights, agreements or encumbrances to which Young-Davidson is subject, which would adversely affect the value of the property or Alamos’ ownership.
The daily average mean temperature in nearby Kirkland Lake, Ontario is 1.7°C. The extreme maximum recorded temperature is 38.9°C and the extreme minimum temperature is -47°C. The average annual precipitation is 884 millimeters, comprising 590 millimeters rainfall and 294 millimeters snowfall. Given this climate, exploration and mining development activities can be carried out year-round.
The surface rights possessed by the Company, and the availability of sources of power, water, mining personnel, potential tailings storage areas, and potential waste disposal are sufficient for planned mining operations. Electricity is provided from the provincial grid through a transmission line that was upgraded prior to commercial production.
The property is typical of northern Ontario with forest covered low rolling hills, small lakes and wetlands with numerous gravel roads providing access to all areas of the property. Average elevation on the property is 330 m above sea level.
History
The initial discovery of gold in the project area was made by prospector Jake Davidson in 1916 on what became the former Young-Davidson Mine. This sparked a staking rush that resulted in a second discovery by Samuel Otisse on what became the MCM Mine property. Surface prospecting, trenching and outcrop stripping continued intermittently for the next seventeen years on both properties. During this time a joint venture was established between Hollinger Corporation and Young-Davidson Mines Limited and underground mine production was initiated in 1934 and continued until 1957, over which time a total of 5.6 million tonnes were mined producing 585,690 ounces of gold (3.22 g/t recovered grade). Production from the MCM Mine property over the period 1934-1954 totaled 3.2 million tonnes, and 378,101 ounces of gold (3.67 g/t recovered grade). Following closure of the mines, the properties remained dormant until 1980 at which time Pamour Mines concluded option/joint venture agreements on both properties with the aim of establishing an open pit operation. Approximately 96,000 tonnes of ore were mined and trucked to the Pamour mill facility east of Timmins.
In 1995, Royal Oak Mines Inc. (“Royal Oak”), a successor company to Pamour Mines, initiated extensive diamond drilling to define an open pit Mineral Resource, initiated shaft dewatering with a view to underground exploration, conducted shaft rehabilitation as well as engineering studies and environmental assessment studies with a view to re-opening the mines. Following the bankruptcy of Royal Oak, the property was dormant for several years before being acquired by a private company in 2000. This private company undertook limited exploration and, in 2002, vended the asset into Young-Davidson Mines Limited, the same company that had discovered the property. Young-Davidson Mines Limited re-initiated exploration with 9,312 m of drilling in 58 diamond drill holes.
In late 2005, Northgate Minerals Corporation (“Northgate”) amalgamated with Young-Davidson Mines Limited through a plan of arrangement, and proceeded with surface exploration, environmental and engineering studies and underground exploration and development.
In 2011, AuRico acquired Northgate, which included Young-Davidson.
In 2015, AuRico and Former Alamos combined to form Alamos.
Geological Setting, Mineralization and Deposit Types
Young-Davidson is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade,

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but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as unconformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending Proterozoic diabase dikes.
The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (“LLCFZ”) cuts across the Young-Davidson Project area. The LLCFZ has a sub-vertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or, Québec.
There are three important groups of Archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Unconformably overlying is Timiskiming Group Conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.
Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on Young-Davidson, measures almost 900 m east-west by 300 m north-south.
Huronian Proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan diabase and younger Nipissing diabase, which respectively bracket the Huronian unconformity in the project area.
Essentially all of the historical production at the former Young-Davidson Mine and approximately 60% of the production from the MCM Mine was from syenite-hosted gold mineralization. Most of the current open pit and underground Mineral Resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.
Exploration
From 2015-2019 there was no exploration undertaken at Young-Davidson, with the exception of the drilling programs outlined in the next section. In 2020, a total 10,500 m of underground exploration drilling is planned at Young-Davidson. Underground exploration drilling will be completed from a drill platform that has been established within the lower mine infrastructure. The objective of the drill program is to explore the down-dip extension of the Young-Davidson ore body, below current Mineral Resources and beyond the extent of any previous drill holes.

Drilling
Since the discovery of gold in the project area until October 14, 2008 a total of 293,774 m of surface and underground diamond drill holes were completed. Except for the holes pre-dating 1980 (324 holes, 20,236 m), all of the drill logs have been preserved. All holes have been plotted on historic records and these hole traces and assays have now been entered into the database. All holes since 1988 have been surveyed for their collar co-ordinates and it is assumed that all pre-1988 underground hole collars were surveyed as per industry practice at the time of production. Since 1980 all holes have been down hole surveyed using a tropari instrument or acid test and since 2006 all drill holes have been surveyed using FLEXIT and/or a gyroscopic instrument in order to measure down hole deviation.
Underground drill holes were AQ core (27 mm diameter) as was the practice of the day, surface holes pre-dating AuRico were, with one exception, BQ core (36.5 mm diameter) and all holes by AuRico (and the one exception) have been NQ core (47.6 mm diameter) except where a reduction to BQ (36.5 mm diameter) has been required to complete the hole in problematic ground conditions. Core recovery and rock quality designations have not been noted in historic drill logs, however in all the holes by AuRico core recovery has been excellent and the rock quality designation (“RQD”) factor has been very high indicating very competent rock.

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From 2009 to 2015, a total of 269 surface exploration drill holes were completed for a total of 136,076 m. No surface exploration was undertaken from 2016 to 2019.
From 2009 to 2015 a total of four underground exploration drill holes were completed for a total of 918 m. No underground exploration was undertaken has been undertaken since 2015, however underground exploration drilling is planned in 2020 from a drill platform that has been established in the lower mine infrastructure. The objective of the drill program is to explore the down-dip extension of the Young-Davidson ore body, below the current Mineral Resources and beyond the current extent of any previous drilling. A total of 10,500 m of underground exploration drilling is planned in at Young-Davidson in 2020.
From 2009 to 2019 a total of 2,526 underground infill drill holes were completed for a total of 318,153 m.
Sampling, Analysis and Data Verification
Drill core is transported directly from the drill rigs to the secure core logging facility. Core is logged with geological information being recorded, including rock type, degree of alteration, estimated percentage of sulfide minerals and vein intensity. Zones of interest are marked out and assigned a sample number and assay tags are stapled into the box as well as being inserted into the sample base. Most of the core has been split with a hydraulic splitter, with a small number of samples cut with a diamond bladed core saw. The majority of the samples are 1.5 m in core length and most of the historic samples are in five foot lengths. Assay procedures were not well documented prior to 2003, but it is assumed that conventional crushing, pulverizing and classical fire assay techniques were used.
Certified reference material (“CRM”) and blanks were inserted with samples prior to analysis. A number of measures have been implemented which were designed to maintain a high level of security at the core logging facility, at the mine property and while the samples are in transit.
Upon arrival at the ALS Global laboratory, samples were logged into the laboratory tracking system and weighed. Each core sample was entirely crushed to better than 70% -2 millimetre (minus 10 mesh). A 250 gram split of crushed material was taken and pulverized. Fifty gram aliquots were weighed for fire assay. Fire assay fusion was by lead flux with a silver collector and atomic absorption finish. Each sample was also submitted for a 34 element analysis, aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. All sample batches were subjected to the laboratory’s internal quality control procedures.
All mine samples, including muck, underground channel, and underground drill core are assayed at the on-site laboratory operated the Company. We have been advised by ALS Global that the laboratory is well-equipped, fully ventilated, and staffed by experienced personnel. Samples are prepared and analyzed as described above. The mine laboratory is externally audited on a periodic basis. A check assay program and participation in an international round robin was initiated in 2014.
No information has been compiled that describes the quality control (“QC”) and quality assurance (“QA”) procedures for the pre-2003 drilling, however it is unlikely that blanks and CRMs were used as this did not become standard industry practice until the early 2000’s. The main form of QA/QC would have been periodic re-assaying of anomalous samples with introduction of blanks in the early 1980s and 1990s.
The QA/QC for the 2006 to 2016 programs is documented in the technical documents filed on SEDAR at www.sedar.com. In essence this data amounted to four percent of the entire population of samples submitted for analysis, including blanks, CRMs, and duplicates. Additionally, about 15-20% of pulp replicates and 2.5% of reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. The QA/QC data is monitored as the samples are being processed at the laboratories. Where analytical problems are identified the laboratory is required to reanalyze the samples.
The project data base has been subject to verification or audit by Micon International Inc. (2004), Scott Wilson Roscoe Postle Associates Inc. (2006), AMEC plc (2008) and Company geologists (2006, 2007 and 2008) who had no direct involvement with the project. Collar co-ordinates, down hole survey tests and assay intervals were verified against a variety of supporting documentation. Where errors have been identified these were corrected and procedures put in place to prevent re-occurrence and to expedite future data verification programs. In each case the third-party audit has concluded that the database is valid and acceptable for supporting Mineral Resource estimation work on the project.

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Mineral Processing and Metallurgical Testing
The metallurgical testwork programs considered for feasibility study were completed in 2008 and early 2009 at SGS Lakefield. Results of these tests provided the data used for the design criteria.
The tests were conducted on samples from 32 holes selected across the mineralization from which five zone composites and a master composite were prepared. Flowsheet optimization was conducted on the master composite. Once the metallurgical parameters were optimized, the five-zone composite and 32 individual samples were used for variability testing.
The grinding characteristics of the design mineralized material, an equal mixture of Upper Boundary Zone, Lower Boundary Zone and Pit Zone material as combined material for pilot plant feed gives an average Bond Work Index of 15.6 kilowatt hours per tonne (“kWh/t”) at 100 mesh (106 micrometer (“µm”)) of grind. The selected six zone samples work index ranged from 14.7 to 18.3 kWh/t. Most samples tested fell in the medium to hard range of hardness with respect to impact breakage and Bond rod mill/ball mill grindability work indices while there was one waste sample which fell in the very hard range of hardness. All samples have been classified as abrasive or very abrasive.
The gravity recoverable gold was determined to be about 25% of the gold contained in the composite sample tested when cleaning of the primary centrifugal concentrator product on a Mozley table was completed to a target 0.05% weight recovery of the initial feed material.
Mineral Resource and Mineral Reserve Estimation
Mineral Resource and Mineral Reserve estimates can be found in the section following “Other Mineral Properties”.
Mining Operations
Open pit mining commenced in November 2011, and ceased in June 2014, upon depletion of the in-situ open pit Mineral Reserve. While the mining of the open pit has ceased, a sizeable stockpile of open pit ore was used to augment underground production until the end of 2019, but has been substantially depleted. Over the life of the open pit, approximately 20.9 Mt of waste rock was generated by the open pit and placed in the waste dump to the north of the pit. Commercial production was declared for the Young-Davidson open pit mine and mill effective September 1, 2012.
In October 2013, the Company commissioned the mid-shaft loading pocket and shaft hoisting infrastructure and began hoisting underground ore to surface via the Northgate shaft. Prior to October 2013, ore was being trucked to surface through the exploration ramp. On October 31, 2013, commercial production at the Young-Davidson underground mine was achieved.
The underground deposit is located approximately 210 m to 1,500 m below surface. During 2013, AuRico completed the sinking of the Northgate shaft down to the mid-shaft loading pocket, which accesses the first eight years of mine production. The Company has completed vertical access in the underground mine below that of the mid-shaft loading pocket, to the ultimate depth of 1,500 m. In 2017 raise boring of the Northgate shaft was completed to the ultimate depth of 1,500 m and ground supporting of the shaft was completed in 2018. Completion of the lower mine development and the tying in of the Northgate shaft extension is expected to be completed by mid-2020. In 2015 the existing MCM #3 shaft was extended to a depth of 1,500 m to provide for the hoisting of personnel, materials, and ore and waste. Commissioning of the MCM #3 shaft was completed in the first half of 2016. The mine is also accessed by a ramp, which is being extended to the bottom of the mine from the existing exploration ramp, and is expected to be completed in the first half of 2020. The mine design has taken into consideration the existing MCM #3 and the Northgate shafts and other existing openings for ventilation. Additional ventilation raises to surface have been established and the underground ventilation circuit continues to be upgraded as the mine deepens.
The underground mine has been designed for low operating costs using large modern equipment, gravity movement of ore and waste through raises, shaft hoisting, minimal ore and waste re- handling, high productivity bulk mining methods and paste backfill. The mining method employed is a combination of transverse and longitudinal stoping, followed by paste backfill, on 30 m sub-levels. Below the 9,400 m level sub-levels are being developed on 35 m intervals. Given the significant orebody widths it is expected that approximately 90% of the remaining Mineral Reserves will be transversely mined. The mine operates scoop trams to load, haul and transfer stope production to the ore pass system from where it is hoisted to the surface via two 17.5 tonne skips in the Northgate shaft. Upon commissioning of the lower mine in June 2020, 24.5 tonne skips will be employed.
In the first half of 2020, the mine will be operated at reduced capacity of 2,500 tpd for approximately three months. During this period of time, the conversion of the Northgate shaft to hoisting from mid-shaft location to hoisting from the lower mine will be undertaken. This entails the:

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•	removal of the hoist, tail, and guide ropes;

•	removal of the shaft steel at the mid-shaft location;

•	removal of the pentice between the upper and lower portions of the shaft, and the installation of ground support;

•	installation of new hoist, tail, and guide ropes; and

•	commissioning of hoisting from the lower mine.
Upon commissioning of the lower mine, the Northgate shaft hoisting capacity will be approximately 10,500 tpd of ore and waste.
At the current design production rates of 2.92 million tonnes per year (8,000 tonnes per day) at full production (post 2020), the underground will have a mine life of approximately 13 years based on the current Mineral Reserve.
Lateral development of the underground mine will average approximately 12,000 m per year including capital, operating and ore categories for the first eight years of the underground mine operation. In the last five years of the underground mine life, the development requirements drop off sharply as the mine is close to being fully developed.
The average underground hourly mining personnel requirements at 8,000 tonnes per day are estimated to be approximately 350 persons. The mine operates seven days a week with two 10.5 hour shifts per day working five days on and four days off followed by four days on and five days off schedule. Once at full capacity, the mine will be fully owner operated with only diamond drilling and raising being contracted.
Milling Operations
The metallurgical test programs supported the selection of single stage semi-autogenous grinding circuit followed by flotation. The flotation concentrate is further ground and leached in a conventional carbon-in-leach. The flotation tailings are also leached in a carbon-in-leach circuit. The gold is recovered from the carbon followed by electro-winning and pouring doré bars.
The combined leach tailings were used for the cyanide destruction test work. The Young-Davidson carbon-in-leach tailings are treated with the SO2/Air cyanide destruction method.
In January 2014 a paste backfill plant was commissioned and is capable of supplying paste fill to the underground voids at a rate in excess of 8,000 tonnes per day.
A pebble crusher was added to the mill circuit in the fourth quarter of 2017.
Infrastructure, Permitting and Compliance Activities
Existing infrastructure at the Young-Davidson Mine includes the Northgate and MCM shafts and headframes, the access ramp portal, surface ventilation equipment, an 8,000 tonne per day conventional CIL mill, an 8,000 tpd paste backfill plant, a tailings dam, various office and workshop buildings, and two power lines connected to the provincial grid. Paved highway access exists to the mine site.
The Young-Davidson mine is currently constructing a new tailings impoundment facility, TIA1. Preparatory works including clearing, grouting and diversion channel construction were undertaken in 2019. In 2020 embankment construction will begin and completion is expected by the end of 2021. TIA1 is being constructed using the modified centerline method. This new facility, with follow-on lifts, is expected to be able to contain all of the current Young-Davidson Mineral Reserves and Resources.
The Young-Davidson Mine requires no additional permits for continued operation and the mine is in compliance with all regulatory requirements. The Company has recorded an asset retirement obligation liability of $8.0 million which it expects to settle during mining and on closure.
The Company entered into Impact Benefit Agreements with the Matachewan First Nation on July 2, 2009 and with the Temagami First Nation / Teme Augama Anishnabai on July 14, 2012, as the Young-Davidson Mine is situated within the traditional territory of these two First Nations. The Company entered into an Amended Impact Benefit Agreement with the Matachewan First Nation on December 18, 2017.

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Capital and Operating Costs
Actual results for 2018 and 2019 and guidance for 2020 production, operating costs and capital are depicted below.

		2018 Actual	2019 Actual	2020 Guidance
Gold Production	(ounces)	180,000	188,000	145,000-160,000
Cost of sales, including amortization	($/ounce)	1,266	1,224	1,360
Total Cash Costs(1)	($/ounce)	822	800	910-950
Mine Site All-in Sustaining Costs(1)	($/ounce)	1,017	1,047	1,110-1,150
Capital	($ millions)	87	100	75-85
(1)Refer Non-GAAP Measures and Additional GAAP Measures on page 6. Detailed reconciliations of the non-GAAP measures to measures under IFRS for the years ended December 31, 2019 and 2018 can be found in the Company’s MD&A for the year ended December 31, 2019 as available on www.sedar.com.
2020 Outlook
Gold production is expected to decrease at Young-Davidson in 2020 and costs increase reflecting the previously guided temporary downtime of the Northgate shaft during the first half of the year. The tie-in of the lower mine is expected to begin in March 2020 and be completed in June 2020. During this downtime, ore will be trucked to surface from the upper mine at a rate of approximately 2,500 tonnes per day (tpd). Given the lower production rate and a full workforce to support ongoing development during this period, total cash costs and mine-site AISC are expected to increase significantly in the first half of the year.

Following completion of the tie-in in June, underground mining rates are expected to increase from approximately 6,500 tpd to a rate of 7,500 tpd by the end of 2020. This is expected to drive production higher and costs significantly lower in the second half of 2020.

Capital spending in 2020 is expected to total $75 to $85 million, down from guidance of $80 to $90 million in 2019. This is higher than previously anticipated reflecting higher capital for the construction of the new life of mine tailings facility (TIA 1). This includes additional grouting requirements and the modification of the facility from an upstream to centerline design. Construction of TIA 1 began in 2019 and represents a significant multi-year investment that will be completed in 2021, providing capacity for the remaining mine life at Young-Davidson.

Capital spending is expected to be lower during the second half of 2020 with approximately 60% of the capital budget planned for the first half of the year to complete the lower mine tie-in. Combined with higher production and lower costs, Young-Davidson is expected to generate strong free cash flow in the second half of 2020.

Higher mining rates are expected to drive annual gold production to approximately 200,000 ounces in 2021. Combined with declining costs and capital spending, Young-Davidson is expected to generate strong free cash flow growth.

ISLAND GOLD MINE
Summary
The Island Gold Mine is located approximately 83 km northeast of Wawa, in northern Ontario. Island Gold consists of an underground mine, currently mining at a rate of approximately 1,200 tonnes per day, a conventional carbon-in-pulp (“CIP”) mill and associated infrastructure. The Company acquired Island Gold through its 2017 acquisition of Richmont. The mine has been in continuous operation since 2007.
Property Description, Location and Access

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The Island Gold Mine is located within the Sault Ste. Marie Mining Division, and is approximately 83 km northeast of Wawa, Ontario. Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine. Access to the Island Gold Mine is via an all-weather road from Highway 519, situated just west of the town of Dubreuilville, approximately 35 km east of the junction between Highways 17 and 519.
The Company owns or holds 100% of the mineral rights to all the Mineral Resource and Mineral Reserve related claims at the Island Gold Mine. These tenures were acquired either through staking, application, or option agreements. The Company holds 100% of the title and/or interest to the Island Gold Mine and its surrounding project lands (collectively, the “Island Gold Property”). The Island Gold Property, which is divided into nine (9) property areas, namely: Argonaut, Edwards, Ego, Goudreau, Goudreau Lake, Island Gold, Kremzar, Lochalsh and Salo, is comprised of 831 tenures consisting of patented fee simple and/or leasehold mining rights and surface rights claims, mining licences of occupation and cell claims covering approximately 9,511 hectares, with the exception of:

(i)	Part of one mining lease, for which it holds 100% below 100 m, on the Lochlash property;

(ii)	Six patented fee simple claims, for which it owns 100% below 400 m, and part of one patented fee simple claim for which it owns 100% below 100 m, both situated on the Goudreau property; and,

(iii)	Three patented fee simple claims, for which it owns 100% below 400 m, on the Argonaut property.

Collectively, Island Gold is subject to eleven (11) separate agreements with different obligations and royalties for each agreement. Based on the currently defined Mineral Reserves and Mineral Resources, the only royalties to apply are:

(i)
The Lochalsh property is subject to a 3% NSR payable to Osisko Gold Royalties Ltd. (“Osisko”). The Island Main and Lochalsh zones, as well as a part of the Island Gold Mineral Resources below the 400 m level, are located on this property;

(ii)
The Goudreau Lake property is subject to a 2% NSR royalty payable to Osisko as to a 69% interest and to Franco-Nevada Corporation as to a 31% interest, and a 10.38% net profit interest (“NPI”) royalty in favour of a private company; and

(iii)	The Goudreau property is subject to a 2% NSR payable to Osisko and a 15% NPI royalty payable to a private company.

The Company controls sufficient surface rights to cover the sites required for all project buildings and fixed installations for the life of mine. The Company believes it has all the necessary surface rights to dispose of waste rock and tailings on additional areas of the Island Gold Property. The Company’s land ownership and interest in its lands and mineral tenures are either registered or recorded with the Government of Ontario. All permits required to operate the Island Gold Mine are currently in place.
The surface rights possessed by the Company, along with the availability of sources of power, water, mining personnel, potential tailings storage areas, and potential waste disposal areas, are all sufficient for planned mining operations. Electricity is provided from a private company through a transmission line connected to the provincial grid.
The Island Gold Property is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average daytime temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 mm of snow. Winter winds are from the northwest and north, and during the summer south-westerly to westerly winds prevail. Given this climate, exploration and mining development activities can be carried out anytime throughout the year.
The Island Gold Property is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. The property relief is low, from a high point of 488 m above sea level near the Miller and Maskinonge Lakes, to a topographic low point of 381 m above sea level near Goudreau Creek. The Island Gold Mine area has been partially logged.
History
Canamax Resources Inc. (“Canamax”) developed and operated the Kremzar mine and mill. From 1988 to 1990, production from the Kremzar mine was 306,000 tonnes grading 4.80 g/t Au. At the end of 1990, Canamax Resources suspended all operations at both the Kremzar and Island Gold Projects. During this period a total of 96,143 m of coring was completed on various parts of the Canamax Property.

In 1983, Canamax and a private company formed a joint venture to evaluate the mineral potential of the private company's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”).

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Patricia Mining Corp. (“Patricia”) acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia started an underground exploration program and a total of 125 m of exploration drifts, 53 m of ore sill and 8,137 m of drilling were completed. Richmont acquired 100% ownership of the Island Gold property through a combination of an earn-in arrangement with Patricia between 2003 and 2005, the purchase of a private company's interest in 2006, the acquisition of Patricia in 2008, and the acquisition of the remaining 31% on four patented mining claims in 2014.
In October 2007, Island Gold began commercial production, with ore being processed in the existing Kremzar mill.
On May 9, 2012, Richmont acquired Red Pine Exploration’s remaining 25% interest in the Edwards property, bringing Richmont’s ownership to 100%, and on June 13, 2012, Richmont acquired the Salo property, which includes 3 claims located to the east of the Island Gold Mine.
In 2017, Richmont closed an agreement with Argonaut Gold Inc. (“Argonaut”), whereby Richmont acquired three claims in their entirety, and the mining rights below 400 m on three additional Argonaut claims, on the adjacent Magino property. Argonaut received one claim in its entirety and surface and mining rights down to a depth of 400 m on six claims. Argonaut also received surface rights on two claims down to a depth of 100 m. As part of the transaction Richmont received CAD$2.0 million in cash from Argonaut on closing.
On August 1, 2018, Richmont and Alamos amalgamated to become Alamos.
Geological Setting, Mineralization and Deposit Types
The Island Gold property is located in the Michipicoten greenstone belt, which is part of the Wawa sub-province and Superior Province of Archean age. The property is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.
The Island Gold property covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, which consists of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts the gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation zone (the “GLDZ”). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and north shear gold zones, all located within the Island Gold property.
Within the GLDZ there are a series of parallel shear zones, up to 25 m wide by several hundred metres long, with dips ranging from -70 to -90, which host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Gold is found primarily in grey quartz stringers and veins, 1 cm to 1.5 m wide, within areas of intense sericitization and silicification with 2% to 5% pyrite. Finely disseminated gold occurs in clusters up to 3 mm in diameter. At the Island Gold deposit, many zones are defined and characterized by the presence of alteration halos ranging from 0.5 m to over 8 m in thickness, and are comprised of intense silica alteration, albite alteration and quartz-carbonate veins.
Two dominant envelopes were defined in the upper part of the mine, namely the C/D envelope and the E/E1 envelope. The mineralized Island Gold Lower C Zone corresponds to the continuation at depth of the mineralized zones that are above the -400 m level. The mineralization undergoes an inflection southward between the -400 m and -500 m levels, before returning with a high dip southward at depth. The average width of the deep C Zone Mineral Resource is approximately 4.5 m, which is above the average of 2.7 m width in mineralized zones above the -400 m level. Also, it appears that the number of gold-bearing quartz veins inside the alteration zone of the C Zone is slightly greater, with approximately 60% of the drill holes inside the first Mineral Resource containing some visible gold, which generally translates into a higher average grade. Island Gold Lower Mineral Resources also include 6 additional zones that are sub-parallel to the C Zone and the main E1E zone in the extension 2 area.
Exploration
Patricia acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia, after driving a 1,280 m ramp, started an underground exploration program with a total of 125 m of exploration drifts, 53 m of ore sill and 8,137 m of drilling being completed.
In 2005, Richmont completed 2,111 m of underground development and 7,903 m of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

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In 2006, Richmont continued the exploration program. A total of 28,149 m of underground diamond drilling was performed on the Island Zone, and 10,602 m of drilling was completed from the surface on the Lochalsh and Goudreau zones.
Between 2010 and 2012, drilling below the 400 m level was done from surface and from underground, and demonstrated the mine’s Mineral Resource potential at depth (Island Gold Deep program). More specifically, the drilling resulted in a first Mineral Resource estimation for the C Zone at depth in January 2013.
Since 2013, exploration drilling has continued, from underground and from surface, with results shown in the continuous annual increase of the Mineral Reserve and Resource base.
In 2018 and 2019, the Company also expanded its focus on regional exploration over its 9,011 hectares land position. This work included the establishment of a comprehensive exploration database, relogging of drill core on a section by section basis and a property scale 2,170-line km (100 m line spacing) high resolution airborne gravity gradiometric and magnetic survey (AGG HeliFALCON®). This work, and interpretation of the gravity survey, continued in 2019 along with establishing a regional exploration team.
Drilling
Exploration, Definition, and Delineation drilling
The Company’s objective is to increase the Mineral Reserves and the Mineral Resources of the Island Gold property through exploration at depth, along strike and elsewhere on the property. The Company remains confident regarding the long-term potential with a $21 million exploration budget in 2020 to continue the aggressive ongoing exploration program. From 2016 through 2019 exploration at Island has driven a 62% increase (463,000 oz) in Mineral Reserves, net 364,000 oz of mining depletion, 131% increase (1,300,000 oz) of Inferred Mineral Resources. During this period, Mineral Reserve grades have increased 13% to 10.4 g/t Au, and Inferred Mineral Resources grades have increased 30% to 13.3 g/t Au.
A total of $18 million was spent on exploration at Island in 2019, consistent with spending in 2018.
A total of 119,944 m of diamond drilling in 528 holes was completed in 2019. Drilling in 2019 included 47,608 m of surface directional exploration drilling, 24,462 m of underground exploration drilling, 10,094 m of underground definition drilling and 37,780  m of underground delineation drilling.

A total of $21 million has been budgeted in 2020 for surface and underground exploration at Island Gold, an increase from the 2019 budget of $19 million. The focus of the 2020 exploration drilling program was to continue to expand the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone. The 2020 budget includes 46,000 m of surface directional drilling, 30,000 m of underground exploration drilling, and 900 m of underground exploration development to extend drill platforms on the 340, 620, 790, and 840 levels.
A regional exploration program which includes 10,000 m of drilling is also planned in 2020, focused on evaluating and advancing exploration targets outside the main Island Gold Mine area on the 9,750-hectare Island Gold Property.
Most of the delineation and definition drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 m by 20 m. A 100 m “dice-five” drill pattern is used as a first phase of exploration drilling in new areas. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are either BQ or NQ core. Core recovery is approximately 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. An RQD analysis was completed for most of the drill holes drilled in the 2016 program and the RQD for the zones are generally excellent (˃ 90%). RQD measurements since that time are also >90%. The interpretation and development of each section was completed after receipt of the drill hole assays and section plots. This interpretation used in the Mineral Reserve and Mineral Resource estimation process.
Sampling, Analysis and Data Verification
The drill hole sampling approach coincides with lithological contacts. Samples have a minimum length of 0.3 m and a maximum length of one metre. The core recovery is very good and can be considered to be representative.

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The panel (or chip) sampling method consists of taking horizontal representative samples of the geology (units or alteration) that is exposed either in the face or in the adjacent walls. The samples weigh an average of 1.5 kg to 2 kg for a zone of 1.5 vertical metres by 0.3 to 1.0 horizontal metre. Each face is sampled, and the number of assays varies based on the geology and the opening size.
The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.
During 2017, 2018, and 2019 core samples were sent mainly to Laboratoire Expert Inc. (“LabExpert”) in Rouyn-Noranda, Quebec. Underground muck and chip samples were sent to the Wesdome Laboratory (“Wesdome”) in Wawa, Ontario.
In 2007, during the course of the geological confirmation program, an evaluation of the presence of quartz veins and free gold data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, CRM’s and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A CRM and blank assay were run with each sample batch. In addition, a duplicate assay was run on every 10th sample to check reproducibility of the assays. The results indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.
In 2015, Analytical Solutions Ltd. (“ASL”) audited the Island Gold Mine QA/QC program which consists of inserting blanks and CRM’s to samples submitted to the laboratory (Wesdome, LabExpert and ActLab). Each laboratory has its own QA/QC program with the addition of analytical blank standards and CRM’s to each batch of assays. Also, some core and chip sample duplicates were taken in 2015 and sent to the laboratories as part of the QA/QC program. ASL concluded that the Island Gold assay quality control program meets or exceeds industry standards and gold assays from the 2015 drill campaign are considered to be reliable for the purpose of Mineral Resource estimation.
The assays supporting the current Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.
In 2012, a new core logging facility was built on the mine site. A separate room was installed for core sawing and sample packing. The core is stored outdoors in covered racks or as separate cross-piles.
A security gate and personnel control access to the mine site at all times. Individual sample bags are sealed with tape. The samples are placed in large Fabrene bags identified and sealed before being placed on pallets. Shipping of production samples is done by pick-up by Island Gold Mine staff. The core samples are delivered to Lab Expert via transport companies.
Mineral Processing and Metallurgical Testing
The Island Gold mine has been in production since October 2007. The metallurgy is well known, and overall metallurgical gold recoveries achieved in 2016, 2017, 2018 and 2019 were 96.5%, 96.8%, 96.2% and 97.0% respectively. Mineralogical and metallurgical characterization studies were performed in 2013 by the Unité de Recherche et de Service en Technologie Minérale (“URSTM”), a research unit affiliated to the Université du Quebec Abitibi-Témiscamingue (“UQAT”). One set of samples from four different drill cores was selected and shipped to URSTM. The average gold grade was determined for each core sample. The samples were thereafter combined in a composite that was sent for metallurgical testwork. The composite was tested for mineral content using Inductively Coupled Plasma (“ICP”) chemical analysis, Bond Ball Mill Work Index (“BWI”) determination, free gold evaluation, and response to cyanidation.
An ICP multi-scan was performed on the composite sample. The ICP was conducted by LabExpert. The results showed that the composite sample did not contain any elements in sufficient concentration to be problematic for gold cyanidation.
The composite sample was tested at the Cégep de l’Abitibi-Témiscamingue for the BWI determination. The BWI expresses the material’s resistance to ball milling. A high index value means the material is more difficult to grind. The BWI result was 12.6 kWh/t using the standard test procedure. A 12.6 kWh/t value is in the mid-range of most Canadian gold ores.
Gold leaching of the composite sample was investigated at URSTM. The tests were performed at standard cyanidation conditions with grinds varying from 36 to 101 microns being tested. The leaching performance reached 99 % for the finest grind (36 microns) and was slightly lower (down to 96.8%) for the coarsest grind. Cyanide consumptions have been found to be low and it is typical of this kind of non-problematic gold ore.

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Mineral Resource and Mineral Reserve Estimation
Mineral Resource and Mineral Reserve estimates can be found in the section following “Other Mineral Properties”.
Mining Operations
The primary access for personnel and material at the Island Gold Mine is via a spiral ramp from the Lochalsh portal at surface. This main ramp splits in two at the 410 m level in order to access the Island Gold Lower Zones sector and the Extension 1 sector on the east side. The main ramp (accessing Island Gold Lower Zones) splits in two again at the 740 m level, where one ramp continues towards Island Gold Lower Zones and the other is progresses west at depth to enable mining of the Island Gold West Zones.
The primary extraction method is longitudinal long hole retreat mining with a maximum panel length fixed by a hydraulic radius of 6.0 m. Sublevels are fixed every 22 m to 25 m. In 2019 transverse long hole mining was introduced in areas where the orebody widths warranted it. After ore extraction, stopes are backfilled with unconsolidated waste rock fill. In 2019 the mine implemented cemented rock fill in some areas to increase the recovery of ore pillars and increase the long-term stability of certain mined-out areas. Alimak mining will be used in a small portion of the Mineral Reserve later in the mine life. The Island Gold ore is brought to the surface by haul trucks using the ramp system.
All mining, except for raise development, long hole drilling, and some waste development, is undertaken by Island Gold employees.
Processing and Recovery Operations
The Island Gold ore is hauled by truck to the Kremzar mill stockpile located approximately 0.8 km from the portal of the ramp. The ore from the stockpile is crushed by a jaw crusher followed by a secondary cone crusher. The crushed material is then sent to a ball mill operated in closed circuit and with cyclones and a regrind mill. Gold is leached in a leaching circuit and extracted in a CIP circuit. Gold is removed from the loaded carbon by elution (stripping) followed by electrowinning. The stripped carbon is regenerated in reactivation kilns before being returned to the process. Fine carbon is constantly removed and recovered from the process to avoid gold loss, while fresh carbon is continuously added to the process. The high grade electrowinning concentrate is sent to a bullion furnace for smelting of doré bars.
Gold recovery of the CIP circuit at the Kremzar mill is approximately 96.5%.
Infrastructure, Permitting and Compliance Activities
The Island Gold Mine infrastructure includes a primary tailings pond, secondary settling pond, the Kremzar mill (CIP mill), Lochalsh ramp and portal, mine access road, and hydro-electric power lines, all of which are located on the property. An office, core logging and storage facility, and a mine dry are also located on the previously producing Kremzar mine site. When the Kremzar CIP mill was constructed in 1988, it was capable of handling 650 tpd. Since then, its milling capacity was increased to 850 tpd in 2010 and to 900 tpd in October 2015. Island Gold completed a mill expansion to 1,200 tpd in the second half of 2018. The primary tailings pond, which is located west of the Kremzar mine, is a fully permitted tailings area. The tailings and waste rock have been tested and are not acid generating. All permits for mining and milling operations have been maintained.
All permitting activities identify and address the various municipal, provincial, and federal environmental requirements and standards applicable to the Island Gold Mine. In May 2019, the Company was granted amendments to existing permits which allow mill throughput rates to increase from the previously permitted rate of 1,100 tpd to 1,200 tpd. The Island Gold Mine is currently permitted to be designed and operated at a production rate of 461,760 tonnes per year of gold bearing ore. The Company has recorded an asset retirement obligation liability of $4.1 million which it expects to settle during mining and on closure.
Capital and Operating Costs
The Island Gold Mine was acquired by the Company in late November 2017. Actual results for 2018 and 2019 and guidance for 2020 production, operating costs and capital are summarized below.

		2018 Actual	2019 Actual	2020 Guidance
Gold Production	(ounces)	105,800	150,400	130,000-145,000
Cost of sales, including amortization	($/ounce)	1,009	864	840

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Total Cash Costs(1)	($/ounce)	589	495	480-520
Mine Site All-in Sustaining Costs	($/ounce)	781	656	740-780
Capital	($ millions)	50	52	50-60
Capitalized exploration	($ millions)	16	17	19
(1)Refer to Non-GAAP Measures and Additional GAAP Measures on page 6. Detailed reconciliations of the non-GAAP measures to measures under IFRS for the years ended December 31, 2019 and 2018 can be found in the Company’s MD&A for the year ended December 31, 2019 as available on www.sedar.com.
2020 Outlook
Gold production at Island Gold is expected to be in a similar range as 2019 guidance with slightly higher throughput offsetting slightly lower grades. Underground mining rates are expected to increase to a range of 1,150 to 1,200 tpd. Grades mined and processed in 2020 are expected to average between 10 and 11 grams per tonne of gold (“g/t Au”), consistent with the Mineral Reserve grade. Grades are expected to be higher during the first half of 2020 and lower during the second half of the year reflecting mine sequencing.

Total cash costs and mine-site all-in sustaining costs are expected to increase slightly from 2019 guidance largely reflecting the lower grades expected in 2020, partially offset by a lower royalty commitment resulting from the repurchase of Host’s Gold royalty in March 2020.

Capital spending at Island Gold is expected to total $50 to $60 million in 2020. This is consistent with 2019 guidance reflecting capital carried over from 2019. Additionally, the Company is undertaking a number of projects to support the growing operation and mine life. This includes an expansion of the tailings facility, and the construction of a new administration building, dry facility, and underground workshop.

Phase III Expansion Study

The Phase III expansion study of the operation beyond 1,200 tpd is expected to be completed during the second quarter of 2020. This study will incorporate the 2019 year-end Mineral Reserve and Mineral Resource update for Island Gold which is expected to demonstrate further growth in Mineral Reserves and Resources given the exploration success over the past year. The Phase III expansion study is contemplating both the ultimate mining and processing rate at which the mine will be operated and the best means of long-term conveyance of ore and waste to surface.

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MULATOS MINE
Summary
The Mulatos Mine is located 220 km east of Hermosillo in the state of Sonora in northwest Mexico. The Company owns 100% of the Mulatos Mine and several other prospective exploration targets throughout the district. The mine includes a number of open pit mines, two crushing facilities, a heap leaching facility, a high-grade mill, gold processing facilities and related infrastructure. The mine has been in continuous operation since 2005, producing over two million ounces in that period.
Project Description, Location and Access
The Mulatos Mine is located in the Sierra Madre Occidental mountain range in the east-central portion of the state of Sonora, Mexico. Alamos controls several large mineral concessions, which are located mostly to the west, southwest and north-northeast of the Mulatos Mine. A total of 28,973 hectares of mineral concessions, in 44 discrete concessions, are controlled by Alamos. The mineral concessions were awarded to Alamos by the Mexican Department of Economy (the “Direccion General de Minas”). The property is approximately 220 km by air east from the city of Hermosillo, and 300 km south of the United States border. Alamos maintains an administration office in Hermosillo, Mexico which supports the activities and operations of the Mulatos Mine.
The Mulatos group of concessions cover the Mulatos deposit and satellite gold systems known as Cerro Pelon, La Yaqui, El Carricito, El Halcon, Las Carboneras, El Jaspe, Puebla, Los Bajios, and La Dura (the “Mulatos Group of Concessions”). The Mulatos deposit is itself divided into a number of mineralized zones known as Estrella, Mina Vieja, El Salto, Escondida, Gap, El Victor, El Victor North, San Carlos, Puerto del Aire, Puerto del Aire Extension, and East Estrella. Mineral rights for all concessions comprising the Mulatos Group of Concessions are controlled by Minas de Oro Nacional (“MON”), the Mexican subsidiary of Alamos.
Surface rights in the exploitation area are held both privately and by the Mulatos Ejido. In December 2016, the Company and the Ejido Mulatos entered into a new temporary occupation agreement (the “2016 Agreement”). The 2016 Agreement, among other things, provided for the dismissal of several lawsuits related to both the Company’s operations and prior occupation agreements; as well, replaced all prior temporary occupation agreements governing the communal land underlying the Mulatos Mine. The 2016 Agreement provides for both annual rent payments to Ejido Mulatos members (both individually and collectively); as well, additional success fee type payments, better aligning the interest of the Company and the local community.
Pursuant to a royalty agreement dated March 23, 2001 (the “RTE Agreement”), a 5% NSR royalty is payable until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Mulatos Group of Concessions (the “Placer Kennecott Royalty” or the “Royal Gold Royalty”). Royal Gold, Inc. subsequently acquired the Placer Kennecott Royalty. In the first quarter of 2019 the two million ounce cap limit on this royalty was reached, and royalties are no longer being paid.
The Mulatos Group of Concessions is accessible via a combination of a paved road (Highway 16) from the city of Hermosillo, Mexico and dirt roads direct to the Mulatos Mine. The driving time from Hermosillo to the Mine is approximately 6 hours. In 2010,the Company built and permitted a new unpaved airstrip within the limits of the mine property.
The town of Mulatos is in the municipality of Sahuaripa and is located approximately 0.5 km northeast of the Estrella Pit. The population of the town of Mulatos is less than 100 people. The Company is currently engaged in a relocation program. Larger towns within 100 km of Mulatos include Yecora with a population of 10,000, located southwest of Mulatos, and Sahuaripa with a population of 7,000, located northwest of Mulatos.
From July to September, the air is humid and hot, typically around 30 degrees Celsius during the day. In this period, over half of the average annual rainfall of 0.8 m falls. The winter months (November to February) are cooler, generally between 15 and 20 degrees Celsius during the day, with occasional frost occurring at night.
History
Mulatos was known to contain gold dating back to the 1600’s, with sporadic artisanal mining occurring over the years, especially in the area of Mina Vieja. Starting in the mid-1900’s, several companies began to show interest in the claim areas, notably Minera Real de Angeles, Kennecott and Placer, with a substantial amount of exploration work conducted between 1993 and 1999. A preliminary feasibility study was completed on the property in 1998 by Kennecott and Placer who had entered into a joint venture agreement covering the deposit and a portion of the surrounding land.

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In 2001, National Gold Corporation acquired a 100% interest in the property for cash and a sliding-scale royalty on the first two million ounces of gold production. In 2003, Alamos Minerals Ltd. acquired an option on the property, and subsequently merged with National Gold Corporation to consolidate 100% ownership.
After completion of a feasibility study in 2004, an open pit operation with crushing and conveying to a heap leach pad at a rate of approximately 10,000 tpd was constructed. The operation commenced production in April 2006. Since 2006, the Mulatos crushing facility has undergone numerous expansions and optimizations to increase capacity to a nominal 18,500 tpd.
In addition to the existing heap leach operations at the Mulatos Mine, between 2009 and 2012, Alamos developed the Escondida high-grade zone and constructed a mill to process high-grade ore from Escondida. The high grade Escondida deposit was depleted in the second quarter of 2014. Alamos commenced underground development of the San Carlos high grade underground deposit in 2015 and undertook modifications to the mill to cater to the specific metallurgy of San Carlos. Mining at San Carlos ceased in the third quarter of 2018.
In September 2017, the Company completed construction of La Yaqui Phase I. The deposit was mined until the fourth quarter of 2019.

During the fourth quarter of 2018, the Company received approval of the MIA and CUS permits for Cerro Pelon and commenced full scale construction. Construction of Cerro Pelon was completed at the end of 2019 and consists of an open pit and its own dedicated crushing facility which feeds the existing Mulatos heap leach facility. Cerro Pelon is expected to start contributing low cost production in 2020, driving down combined Mulatos District costs.
Geological Setting, Mineralization and Deposit Types
The Mulatos mineral deposits are large epithermal, high-sulfidation, disseminated, gold deposits hosted within a mid-Tertiary dacitic dome complex. Gold mineralization is closely associated with silicic alteration within extensive areas of argillic and advanced argillic alteration. The Mulatos deposit proper is composed of the contiguous Estrella, El Salto, Mina Vieja, and Puerto del Aire Mineral Resource areas. The Escondida deposit is the faulted extension of the Mina Vieja and El Salto sub-deposits and is believed to be continuous to the northeast with the Gap, El Victor and San Carlos mineralized areas. Although zones are often bounded by post-mineral faults, together they form a trend of 2.7 km of gold mineralization starting at the north end of the Estrella pit to the San Carlos deposit.
Within the larger Mulatos Group of Concessions, and generally within 20 km from the Mulatos deposit, geologically similar high sulfidation gold deposits, occurrences, or prospects are known. The principal ones, some of which are in the process of being evaluated and/or drill-tested, are: El Carricito, El Halcon, Las Carboneras and El Jaspe.
Gold deposits of the Mulatos district are considered to be high sulphidation-state epithermal systems. Epithermal precious metal systems may be classified as high, intermediate, and low sulphidation styles. They are characterized by the sulphidation state of the hypogene sulphide mineral assemblage, and show general relations in volcano-tectonic setting, precious and base metal content, igneous rock association, proximal hypogene alteration, and sulphide abundance. Ore in all occurrences is of the type formed under epizonal conditions, that is, generally within 2 km of the paleo-surface.
Precious metal mineralization at Mulatos is associated with intense silicic alteration (mostly vuggy silica), advanced argillic alteration, and the presence of hydrothermal breccias. The original protolith (dacite porphyry flow/tuff, coarse grained volcaniclastic rocks, breccias), as indicated by surface mapping and core drilling, may have contained in the order of 2-3 percent sulphide as pyrite with various amounts of enargite and tetrahedrite. The principle gold bearing host rock is interpreted as favoured for mineralization due to relatively high primary porosity and its intense fracturing.
Gold mineralization within the Mulatos deposit occurs primarily within areas of pervasive silicic alteration of the volcanic host rocks, and to a lesser extent, within advanced argillic alteration assemblages proximal to silicic alteration. The gold-bearing advanced argillic zones are dominated by pyrophyllite or dickite alteration. Silicic rocks host approximately 80 percent of the contained gold within the deposit. There are three main mineralization assemblages. From oldest to youngest they are: 1) quartz + pyrite + pyrophyllite + gold; 2) quartz + pyrite + kaolinite + gold + enargite; 3) kaolinite + barite + gold. Free gold is commonly found in hematite-filled fractures. Gold also occurs in pyrite, as gold/silver telluride minerals, and possibly as a solid solution in some copper sulphide minerals. Supergene oxidation and perhaps remobilization and secondary enrichment of gold have been ongoing since the post-mineral volcanic cover was removed (in those specific deposits where it has been removed).

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Exploration
Substantial drilling programs have been completed by Alamos since the Mulatos 2004 feasibility study. Including drilling completed in conjunction with the 2004 Feasibility Study the property has now been subject to over 864,660 m of drilling in 5,178 holes. The majority of this drilling was completed in proximity to the Mulatos deposit, although since mid-2015 through 2016-2017, Alamos exploration focused mainly on the La Yaqui deposit with 28,783 m drilled during 2017. During 2018, exploration drilling totalled 34,506 m activities across the Mulatos concessions.
Overall, a total of 7,996 m of drilling was undertaken at Mulatos in 2019, along with the ongoing program of surface mapping with the objective of producing a complete surface geology map of the mineral tenure area. Ground geophysical surveys were also completed on the Carricito concession as well over the area between Cerro Pelon and La Yaqui Grande.
Drilling
Drilling statistics for 2019 and project-to-date are presented below:
2019 Core Drilling

Zone Drilled	Drill Holes Completed (# 2019)	Total # Drill Holes on Project	Drilling 2019(m)	Total Drilling on Project (m)
La Yaqui	0	452	0	81,158
San Carlos	0	389	0	53,733
Cerro Pelon	26	206	2,140	32,002
El Refugio	0	31	0	7,831
Los Bajios	0	29	0	9,075
Halcon	0	39	0	7,948
Mulatos Deposit	23	682	5,856	99,316
All others areas	0	59	0	11,433
Total	49	1,887	7,996	302,496
2019 Reverse Circulation Drilling

Zone Drilled	Drill Holes Completed (# 2019)	Total # Drill Holes on Project	Drilling 2019 (m)	Total Drilling on Project (m)
La Yaqui	0	217	0	31,294
San Carlos	0	364	0	89,120
Cerro Pelon	0	165	0	30,490
El Refugio	0	0	0	0
Los Bajios	0	62	0	12,538
Halcon	0	36	0	5,759
Mulatos Deposit	0	2,154	0	342,360
All others areas	0	293	0	50,600
Total	0	3,291	0	562,164

Mulatos Main Zone
The Mulatos Main Zone is a continuous zone of mineralisation that comprises the La Estrella, La Escondida, Mina Vieja, El Salto, Puerto del Aire, Gap, El Victor and El Victor North deposits. This whole zone shows similar geological characteristics with comparable styles of mineralization. Dacitic and rhyodacitic rocks have undergone intense silica alteration (often vuggy) which is the key host for mineralisation. These zones are often blind, being overlain by a relatively thick sequence of ignimbrite flows. Historically these flows have been referred to as post-mineral but recently acquired data shows portions of it to host vein-style mineralisation. This has been seen at San Carlos and similar potential is currently being investigated in Gap, El Victor and Puerto del Aire. Sets of post-mineral faulting has caused some offset of the mineralisation (to varying extents) throughout this entire zone.

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Mineralisation is usually stratiform with some local structural control, especially on high grades and zones of brecciation. This structural control that directly affects higher grades has been identified at La Estrella and Puerto del Aire Deposits and is also likely at Gap. Within the stratiform mineralisation higher grades are sometimes seen along the upper contact of the vuggy silica alteration. Alamos conducted exploration systematically through this zone commencing in 2006 and by the end of 2014 338,470 m had been drilled.
Limited exploration drilling was conducted in Victor, Puerto del Aire and Escondida in 2017 with only 17 holes for 4,226 m drilled adjacent to or beneath the whole zone. Drilling showed a strong structural control related with the higher grades areas.
La Yaqui & La Yaqui Grande
The La Yaqui Project is located approximately 9.5 km southwest of the Mulatos Main Zone. After successful negotiation in 2007 Alamos gained exploration access to La Yaqui for the first time since 1997. Exploration drilling commenced shortly after and continued into 2008 with 11,514 m drilled in 84 holes.
The results of drilling were incorporated into Alamos’ Measured and Indicated Mineral Resource statement as of December 31, 2008. In 2009, Alamos completed engineering work and an economic evaluation and reported its first Probable Mineral Reserve in December 31, 2009.
Access once again became an issue until 2014, when Alamos executed an agreement to acquire the surface rights. On closing of this agreement Alamos commenced work towards permitting and construction on this project.
Exploration programs over the larger La Yaqui Grande area began immediately with a detailed mapping and sampling program undertaken in late 2014 and early 2015. A total of 556 rock chip samples were taken and an area of 1,950 m x 2,210 m was covered by mapping and sampling. Infill, geotechnical and metallurgical drilling was carried out concurrently with mapping and sampling while exploration drilling commenced afterwards. In 2015, a total of 17,517 m were drilled on the project in 105 holes.
This drilling intersected ore-grade mineralisation over a one kilometre strike length along the ridge-top to the northeast of in-pit Mineral Reserves. Mineralisation is associated with quartz-alunite altered dacitic rocks and usually sits below a barren massive silica cap. The drilling carried out in 2015 was widely spaced and purely exploratory in nature. Drill results received in 2015 include 1.36 g/t Au over 117.40 m (15YAQ058), 1.34 g/t Au over 64.00 m (15YAQ064) and 2.03 g/t Au over 32.00 m (15YAQ068).
Drilling in 2015 had outlined 3 potential zones of mineralization; Zones 1 - 3. Zone 1 sits at the southeast end of the northwest trending silica ridge with Zone 2 further to the northwest and Zone 3 located further northwest again. Gold mineralisation in Zone 1 is associated with a north-south trending structural corridor and as a result is more linear in morphology. Zone 2 is more stratiform in nature and dips to the northeast at approximately 35-40 degrees (sub-parallel to topography). While the main control on mineralisation in Zone 2 appears to be lithological, a higher grade section may be associated with structural intersections.
An interim Mineral Resource statement was calculated for La Yaqui Grande in September 2016. This included 27,201 m of drilling from Zones 1 and 2 only.
The main focus for exploration at La Yaqui Grande in 2017 was drilling out Zone 3 in the north of the prospect, the east area of Zone 2 as well as infill drilling in Zone 2. A complete re-logging of existing drill core followed by geological modelling of the three zones of La Yaqui Grande was also undertaken in 2017. Geological mapping and sampling was extended northwards to cover all of Zone 3 and areas farther north and a campaign of revision geological mapping was undertaken over the entire Yaqui prospect to obtain conformity between subsurface geology interpreted from drill core with surface geology. At the end of the year a geological model was compiled for La Yaqui Grande and the Mineral Resource and Mineral Reserve estimates were updated in January 2018. Some of the best drill intercepts obtained during 2017 include: 36.5 m at 6.15g/t Au (17YAQ133); 35.6 m at 3.41g/t Au (17YAQ118); 23.1m at 2.81g/t Au (17YAQ065); and 10.8 m at 4.88g/t Au (17YAQ129).
2020 Exploration Outlook for Mulatos
Alamos plans to continue its exploration program in 2020 with 14,600 m of drilling budgeted. Surface mapping and sampling will continue over a number of target areas across the property. The primary focus of drilling will be Carricito geophysical targets as well as both brownfield and greenfield targets across the property. Drilling will continue to test newly recognized underground targets along the Puerto Del Aire trend.

Sampling, Analysis and Data Verification
The drilling methods utilized at Mulatos are reverse circulation (“RC”) using a center return bit, oriented diamond drilling using HQ and NQ diameter rods, and underground diamond drilling using NQ thin-wall core (for certain areas such as El Victor and Escondida).
Logging, sampling, and analysis procedures were historically established by previous operators and are still being used today apart from refinements and adjustments necessary to comply with current QA/QC procedures and NI 43-101 requirements. Logging and sampling methodologies and procedures are documented, routinely updated, and maintained by the Company’s exploration department.
Geologists log drill core onsite at Mulatos. Core is logged on a hole by hole basis with data entered directly into the Company’s Corporate Data Management System. RC holes are logged from chip trays containing representative samples collected from each 1.5 m sample interval. After completion of geological and geotechnical logging and collection of additional information such as specific gravity, geologists define and label the intervals to be sampled for assay, ranging from 0.25 m to 3 m, depending on geological characteristics.
Drill core is cut and sampled onsite at Mulatos while RC samples are collected directly at the drill site. For RC drill holes, a sub-set of the sample cuttings is bagged, inventoried, prepared and shipped to Hermosillo for analysis. For core drill holes, half-core samples are prepared using a diamond core saw. Where geological or mineralization differences are noted, drill core can be selectively sampled to a minimum length of 0.5 m. The samples are bagged, tagged, sealed and shipped in batches to the assaying laboratory. Metallurgical and geotechnical drill holes are logged at site in a similar manner to other core drill holes. Geologic logging and sample interval definition are completed by geologists; geotechnical logging including RQD, core recovery and specific gravity measurements are usually done by geological technicians. When applicable, underground channel sampling was supervised by a geologist, and consisted of 1.5 m channels approximately 12 centimetres wide and 7.5 centimetres deep.
Laboratory sample preparation and analysis is in accordance with strict and industry recognized protocols and procedures. For RC samples, an approximate 5 kilogram sub-sample is sent to the lab. After drying, a 1 kg sub-set is crushed, riffle spilt, and pulverized to a 250g sample. A one assay-ton (30 grams) sample is then collected for precious metal analysis by fire assay with atomic absorption finish (“FA-AA”). For sample assaying above 5 g/t Au under FA-AA, a fire assay with gravimetric finish (“FA-GR”) is also performed. A smaller pulverized sub-sample (0.25 grams) is also taken for multi-element ICP analysis. Samples with gold assay results above 0.2 g/t are assayed by the hot-cyanide method to help assess the Au recovery potential; the results of these tests are also used for the recovery model. For core samples, the entire half of the core sample received at the lab is crushed; a 250 gram split is collected, pulverized and assayed using the methodology described above. Samples are now sent to ACME labs in Hermosillo, Mexico for sample preparation and fire assay analysis and to ACME’s Vancouver lab for multi-element analysis. Other labs, including ALS Chemex, Inspectorate and others, were used in the past with documentation available in individual drill logs. Check assay work was usually performed at Skyline Labs in Tucson, Arizona.
QA/QC procedures are performed systematically the Mulatos Mine. Blind, CRM and blank samples are systematically inserted on a regular sample batch interval, generally every 25-30 samples, and are routinely evaluated when results are received. Field Core Duplicates (1/4 core) are taken every 20 samples and Preparation Duplicate samples are selected at regular intervals, with the duplicate retrieved by the assaying laboratory personnel after the sample has been crushed, basically representing a separate split. Check assays of pulverized pulps are performed by a second lab and generally represent 5-10% of the entire sample database. Comparisons and reconciliation between original and check assays are done routinely during drilling, and systematically before any Mineral Resource estimation exercise.
Sample custody is ensured on-site by continuous inventorying and monitoring of the RC cuttings and drill core. Once samples are prepared, using the methodologies described above, they are inventoried, individually bagged, tagged and sealed in larger bags for transport to the assay lab. The laboratories used for analysis are certified and follow strict, industry recognized, QA/QC protocols. Audits of the assaying labs are performed occasionally.
Mineral Processing and Metallurgical Testing
The Mulatos deposit and surrounding deposits are amenable to cyanidation and heap leaching, as determined by lab scale testing conducted prior to project construction. The testwork indicated that mineralized material varies from pure oxide to pure sulphide, with gold recovery typically varying from 55% to 90% as material grades from sulphide to oxide. The average recovery was estimated to be between 72% and 74% for the Estrella Pit. Actual recoveries experienced early in the project life were below this as run-of-mine un-crushed material, coarse crushed material and an area of low-recovery material were stacked on the leach pad at various times since mine commissioning. The Company has completed several operational initiatives that have improved leach pad

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percolation and resulted in higher gold recoveries, including conveying and stacking ore on the leach pad, implementing a drum agglomeration process and closing the crushing circuit to reduce the crusher discharge size to as close to 100% passing 3/8 of an inch as possible. As a result, recoveries have improved significantly.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource and Mineral Reserve estimates can be found in the section following “Other Mineral Properties”.
Mining Operations
Mining operations at the Mulatos Mine consists of the Mulatos open pit complex, and the Cerro Pelon open pit. Mining in the Mulatos open pit started in 2005. The open pit is a standard loader and truck operation running 24 hours per day, seven days per week. Mining is currently undertaken by a contractor and prior to 2014 mining was undertaken by Mulatos personnel. It is anticipated that the contractor will remain for the life of the open pit. The current Mulatos open pit complex consists of the main Mulatos pit and the adjacent Victor and San Carlos pits. Based on Mineral Reserves as of December 31, 2019 (including stockpiled ore) the Mulatos open pit complex has a remaining life of three years, excluding Cerro Pelon and La Yaqui Grande.
An additional open pit was started at La Yaqui in late 2017. The La Yaqui open pit has its own crushing and leaching facilities and loaded carbon is transported to the main Mulatos ADR for further processing.
Development for the San Carlos underground was initiated in early 2014 and production stoping commenced in late 2014. Mining at the San Carlos underground was completed in the third quarter of 2018.
The Company commenced full scale construction at Cerro Pelon in the fourth quarter of 2018 and completed construction in October 2019 on budget and ahead of schedule. Ore from Cerro Pelon is trucked to the Mulatos complex for processing.
Processing and Recovery Operations
The Mulatos processing facilities consist of a heap leach pad with an associated crushing plant, and a high-grade mill.
Run of mine heap leach ore from the open pit is crushed in a four stage plant to 100% passing -3/8”. A run of mine stockpile is in front of the primary crusher and additional surge capacity is situated between the secondary and tertiary crushing plants, and after the quaternary crusher. Following quaternary crushing, the ore is transported via a 1.7 kilometre overland conveyor to the leach pad. At the leach pad, cement is added via two agglomerators and the ore is then transported via grasshopper portable conveyors to a stacker where it is stacked in 7 m lifts.
Cyanide leach solution is applied to each lift for approximately 90 days. The gold bearing solution reports to one of two “pregnant” solution ponds via gravity. Inter-lift liners are installed on the leach pad every three lifts giving a height between inter-lift liners of 21 m. Pregnant solution is pumped to the ADR where gold is recovered through the carbon absorption columns, carbon stripping and electrowinning to produce doré bars of gold and silver in the refinery.
In the process of mining the current oxide and mixed ores being sent to the leach pad, the Mulatos Mine also mines significant quantities of sulphide material. This sulphide material is segregated and placed in long term stockpiles. It is planned to process this material when the open pit mine is depleted.
With the depletion of the San Carlos underground in 2018, the high grade mill has been placed on care and maintenance.
The heap leach pads and processing facilities will continue to run for approximately two to three years after the main Mulatos pit is depleted, as long-term stockpiles are processed.
Infrastructure, Permitting and Compliance Activities
Due to its distance from large population centers the Mulatos Mine maintains a camp including accommodation, kitchen, medical and recreational facilities. The camp facility is maintained by an outside contractor. Employees are bussed to the mine site from Hermosillo and work a nominal 14 days on 7 days off rotation.
There are currently two power plants in operation at the Mulatos Mine. The first power plant is a generating plant consisting of four-1,100 kilowatt and two-2,000 kilowatt, 1,200 rpm diesel electrical generating sets which supply electrical power for all mine site usage. The second power plant was constructed for the closed crushing circuit and future expansion and consists of five-1,750 k

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ilowatt generating sets and is expandable to host up to six generating sets. Total usage is approximately 70,000 kilowatt hours per day. In 2018, Mulatos began construction of a power line to bring grid power to the mine site, negating the need to operate the diesel powered power plants. It is expected that this project will be completed in late 2019.
The Company is permitted to mine its Mineral Reserves at the Mulatos pits and has obtained the required surface rights to carry on mining, processing and exploration activities at these areas. In 2014, Former Alamos completed negotiations to acquire additional land surface rights covering and surrounding the La Yaqui and Cerro Pelon satellite deposits. From time to time, the Company acquires additional permanent and temporary surface rights to explore additional targets within the Mulatos group of concessions.
The feasibility study identified the potential for acid rock drainage. Measures to prevent acid rock drainage were incorporated into construction of the Mulatos Mine. Standard mining and construction practices in Mexico and guidelines issued by the World Bank were followed in the development and construction of the Mulatos Mine.
The Company complies with all environmental obligations set out in its mining plan, including eventual reclamation of mine and exploration roads, drill set-up, dumps and the heap leach pad. The Company has recorded an asset retirement obligation liability of $44.0 million which it expects to settle during the course of mining and on closure. The Mulatos Mine undertakes ongoing reclamation of waste dumps and leach pads.
The Company is in receipt of all permits to operate its existing mines and facilities.
The nearby town of Mulatos is largely protected from noise, dust, vibration and fly rock by the Mina Vieja outcrop. The Company proactively monitors noise, dust and vibration levels to ensure that they are within acceptable limits and the Company takes every precaution to minimize the impact of its mining operations on the local community. The Company also provides medical and educational assistance to the town of Mulatos as well as employment opportunities.
Capital and Operating Costs
Actual results for 2018 and 2019, and guidance for 2020 production, operating costs and capital are depicted below.

		2018 Actual	2019 Actual	2020 Guidance
Gold Production	(ounces)	175,500	142,000	150,000-160,000
Cost of sales, including amortization	($/ounce)	989	982	1,085
Total Cash Costs(1)	($/ounce)	786	784	840-880
Mine Site All-in Sustaining Costs(1)	($/ounce)	855	868	940-980
Capital	($ millions)	32	53	20-25
Capitalized exploration	($ millions)	3	1	—
(1)Refer to Non-GAAP Measures and Additional GAAP Measures on page 6. Detailed reconciliations of the non-GAAP measures to measures under IFRS for the years ended December 31, 2019 and 2018 can be found in the Company’s MD&A for the year ended December 31, 2019 as available on www.sedar.com.
2020 Outlook
Production from the Mulatos District is expected to total 150,000 to 160,000 ounces of gold in 2020, consistent with long term guidance. Ore will be mined and stacked from multiple sources in 2020, including the Mulatos, El Victor and San Carlos open pits, as well as new production coming from Cerro Pelon and the processing of surface stockpiles. Construction of Cerro Pelon is now complete, on budget and ahead of schedule. The crushing and stacking of surface stockpiles will ramp up through the year as mining activities wind down in the San Carlos and El Victor pits in the first half of 2020.

Total cash costs are expected to increase slightly from 2019 reflecting the processing of lower recovery stockpiles, which carry historical inventory costs resulting in a higher cash cost per ounce. These inventory costs have been incurred in previous years and have the impact of increasing total cash costs across all Mulatos production by approximately $25 per ounce. Mine-site all-in sustaining costs are also expected to increase due to higher sustaining capital, mainly related to waste stripping activities at Cerro Pelon.

Capital spending across all of the Mulatos District deposits is expected to total $20 to $25 million, the majority of which is sustaining capital. The Company expects to make a construction decision on the La Yaqui Grande project during the first half of 2020. La Yaqui Grande is fully permitted having received the approval of the environmental impact assessment ("MIA") during the second quarter of 2019 and the Change in Land Use permit in July 2019. The Company has completed detailed engineering and is currently finalizing the project design and economics.
OTHER MINERAL PROPERTIES
Kirazlı, Ağı Dağı, and Çamyurt (Turkey)
During the first quarter of 2017, the Company reported results from the positive feasibility studies conducted on the Kirazlı and Ağı Dağı gold projects, located in the Çanakkale Province in northwestern Turkey. The studies were an update to the pre-feasibility studies completed on the projects in 2012.
Kirazlı Feasibility Study Highlights

•	Declaration of an initial Proven and Probable Mineral Reserve of 26.1 million tonnes grading 0.79 g/t Au and
12.0g/t Ag, containing 0.67 million ounces of gold and 10.1 million ounces of silver;

•	Average annual gold production of 104,000 ounces over five years with total life of mine production of 540,000 ounces;

•	Life of mine total cash costs of $339 per ounce of gold and mine-site all-in sustaining costs of $373 per ounce;

•	Initial capital estimate of $152 million and total life of mine capital, including sustaining capital and closure costs, of $180 million;

•
After-tax net present value (“NPV”) of $187 million at an 8% discount rate ($223 million at a 5% discount rate) and an after-tax internal rate of return (“IRR”) of 44%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively; and

•	For complete details of the Kirazlı Feasibility Study, see the Company’s news release dated February 15, 2017. The Feasibility Study was filed on SEDAR on March 31, 2017.

Ağı Dağı Feasibility Study Highlights

•	Declaration of an initial Proven and Probable Pineral Reserve of 54.4 million tonnes grading 0.67 g/t Au and 5.4 g/t Ag, containing 1.17 million ounces of gold and 9.5 million ounces of silver;

•	Average annual gold production of 177,600 ounces over five years with total life of mine production of 937,300 ounces;

•	Life of mine total cash costs of $374 per ounce of gold and mine-site all-in sustaining costs of $411 per ounce;

•	Initial capital estimate of $250 million and total life of mine capital, including sustaining capital and closure costs, of $313 million;

•
After-tax NPV of $298 million at an 8% discount rate ($360 million at a 5% discount rate) and an after-tax IRR of 39%, representing a 1.9 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively; and

•	For complete details of the Ağı Dağı Feasibility Study, see the Company’s news release dated February 22, 2017. The Feasibility Study was filed on SEDAR on April 7, 2017.

The Company also reported results from a positive preliminary economic assessment (“PEA”) completed on its Çamyurt gold project, located approximately 4 km from Ağı Dağı.
Çamyurt Preliminary Economic Assessment Highlights.

•	Average annual production of 93,200 ounces of gold and 403,000 ounces of silver over four years with total life of mine production of 373,200 ounces of gold and 1,612,600 ounces of silver;

•
Initial capital estimate of $10 million and total life of mine capital, including sustaining capital and closure costs, of $26 million. The low capital reflects no infrastructure requirements with ore from Çamyurt to be trucked and processed through the nearby Ağı Dağı infrastructure;

•	Life of mine total cash costs of $604 per ounce of gold and mine-site all-in sustaining costs of $645 per ounce, reflecting longer haul distances to the Ağı Dağı processing facilities;

•
After-tax NPV of $86 million at an 8% discount rate ($111 million at a 5% discount rate) and an after-tax IRR of 253%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively;

•
The PEA assumes ore from Çamyurt is sequenced after Ağı Dağı has been depleted in order to utilize the infrastructure at Ağı Dağı resulting in a combined mine life of nearly 10 years between the two projects; and

•	For complete details of the Çamyurt PEA, see the Company’s news release dated February 22, 2017. The PEA was filed on SEDAR on April 7, 2017.

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Kirazlı Project Update
The Kirazlı Project was, until October 13, 2019, under construction.
The Company has been granted the Environmental Impact Assessment, Forestry Permits, and the GSM (Business Opening and Operation) permit for Kirazlı and on March 1, 2019 was granted the Operating Permit from the Turkish Department of Energy and Natural Resources allowing for the start of earthworks on the open pit area of the Kirazlı project.
On October 14, 2019, the Company reported that it has suspended all construction activities on its Kirazlı project pending the renewal of its Turkish operating license which expired on October 13, 2019. Although the operating license has not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the operating license has been renewed.
The Company has met all the regulatory requirements and conditions for the operating license to be renewed and reasonably expected the renewal by the expiration date. The Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the operating license which will allow for a resumption of construction activities. The renewal is required from the same government department that granted the operating permit for Kirazlı in March 2019.
Consequently, while the concessions remain outstanding, the 2020 budget for Kirazlı is focused on maintaining the other permits in good standing and care and maintenance. Development activities in 2019 included completion of power line and water reservoir, which are 95% and 99% complete respectively, at the end of 2019. The Company will provide updated guidance on the construction schedule and budget for Kirazlı following the receipt of the concession renewal and resumption of construction activities.
Lynn Lake (Manitoba, Canada)
In December 2017, the Company reported results from the positive feasibility study conducted on the Lynn Lake gold project, located in northern Manitoba, Canada. The Lynn Lake Feasibility Study was filed on SEDAR on January 25, 2018.
Lynn Lake Feasibility Study Highlights

•	Declaration of an initial Proven and Probable Mineral Reserve of 26.8 million tonnes grading 1.89 g/t Au, containing 1.62 million ounces of gold;

•	Average annual gold production of 170,000 ounces over the first six years with total life of mine production of 1,495,000 ounces;

•	Life of mine total cash costs of $645 per ounce of gold and mine-site all-in sustaining costs of $745 per ounce;

•	Initial capital estimate of $338 million, and total sustaining capital and closure costs, of $148 million; and

•
After-tax NPV of $123 million at a 5% discount rate and an after-tax IRR of 12.5%, representing a 4.6 year payback using base case gold price assumption of $1,250 and a US dollar to Canadian dollar exchange ratio of $0.75.

The 2020 capital budget for Lynn Lake is $8 million, comprised of $3 million for development activities and $5 million for exploration. Development spending will be focused on baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy federal and provincial EA requirements. The permitting process is expected to take approximately two years followed by two years of construction.
The exploration budget includes 15,000 m of drilling at Lynn Lake in 2020.  The key focus of the exploration program will be to test exploration targets in proximity to the Gordon and MacLellan deposits with the goal of adding to Mineral Resources. Another area of focus for 2020 is the continued evaluation and advancement of a pipeline of prospective exploration targets within the 58,500-hectare Lynn Lake Property.
December 31, 2019 Mineral Reserves and Mineral Resources
At December 31, 2019, Alamos’ total Proven and Probable gold Mineral Reserves were 9.7 million gold ounces, with no change from 2018. Mining depletion at the operating mines was offset by additions, through exploration, at those same operations. The Company’s Mineral Reserve and Mineral Resource estimates have been estimated as at December 31, 2019 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into NI 43-101. Readers should refer to the note to investors concerning Mineral Reserve and Resource Estimates on page 5 of this AIF and the risk factors on page 11 and elsewhere.

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ANNUAL INFORMATION FORM - 2019

The Company’s normal data verification procedures have been employed in connection with the calculations contained herein. Sampling, analytical and test data underlying the stated Mineral Resources and Mineral Reserves have been verified by employees of Alamos, under the supervision of qualified persons, and/or independent qualified persons. Verification procedures include industry standard quality control practices. For details of data verification and quality control practices at each material property please see “Mineral Properties”. Although the Company has carefully prepared and verified the Mineral Reserve figures presented below and elsewhere in this AIF, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Estimated Mineral Reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates and other factors, may render the present Proven and Probable Mineral Reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.
The following tables set forth the estimated Mineral Reserves and Mineral Resources attributable to interests held by Alamos for each of its material and non-material properties as at December 31, 2019:
PROVEN AND PROBABLE GOLD MINERAL RESERVES (as at December 31, 2019)

	Proven Reserves			Probable Reserves			Total Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson - Surface	100	1.31	4	0	0.00	0	100	1.31	4
Young-Davidson - Underground	18,993	2.67	1,628	18,617	2.53	1,514	37,610	2.60	3,142
Total Young-Davidson	19,093	2.66	1,632	18,617	2.53	1,514	37,710	2.60	3,146
Island Gold	786	13.48	341	2,857	9.52	874	3,643	10.37	1,215
Mulatos Main Pits	1,137	0.95	35	7,669	0.88	216	8,806	0.89	251
Stockpiles	10,531	1.25	424	0	0.00	0	10,531	1.25	424
La Yaqui	0	0.00	0	0	0.00	0	0	0.00	0
La Yaqui Grande	0	0.00	0	19,205	1.17	724	19,205	1.17	724
Cerro Pelon	942	2.03	61	1,688	1.89	103	2,630	1.94	164
Total Mulatos	12,610	1.28	520	28,562	1.14	1,043	41,172	1.18	1,563
MacLellan	11,604	1.89	705	11,650	1.34	500	23,254	1.61	1,206
Gordon	2,311	2.82	210	6,412	2.27	468	8,723	2.42	678
Total Lynn Lake	13,916	2.05	915	18,061	1.67	968	31,977	1.83	1,884
Ağı Dağı	1,450	0.76	36	52,911	0.66	1,130	54,361	0.67	1,166
Kirazlı	670	1.15	25	33,191	0.68	727	33,861	0.69	752
Total Turkey	2,120	0.89	61	86,102	0.67	1,857	88,222	0.68	1,918
Alamos - Total	48,525	2.22	3,469	154,200	1.26	6,257	202,724	1.49	9,726

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MEASURED AND INDICATED GOLD MINERAL RESOURCES (as at December 31, 2019)

	Measured Resources			Indicated Resources			Total Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)
Young-Davidson - Surface	496	1.13	18	1,242	1.28	51	1,739	1.24	69
Young-Davidson - Underground	5,456	4.23	742	4,079	2.95	386	9,535	3.68	1,128
Total Young-Davidson	5,952	3.97	760	5,321	2.56	438	11,273	3.30	1,197
Island Gold	25	4.52	4	853	6.57	180	879	6.51	184
Mulatos	8,207	1.25	329	63,112	1.08	2,189	71,319	1.10	2,518
La Yaqui Grande	0	0.00	0	1,321	1.02	43	1,321	1.02	43
Cerro Pelon	60	1.65	3	183	1.29	8	243	1.41	11
Carricito	58	0.82	2	1,297	0.82	34	1,355	0.83	36
Total Mulatos	8,325	1.25	334	65,913	1.07	2,274	74,238	1.09	2,608
MacLellan - Open Pit	1,986	1.65	105	4,700	1.46	221	6,686	1.52	326
MacLellan - Underground	0	0.00	0	843	4.52	122	843	4.52	122
Gordon	9	1.72	0	451	1.96	28	460	1.95	29
Burnt Timber	0	0.00	0	1,021	1.40	46	1,021	1.40	46
Linkwood	0	0.00	0	984	1.16	37	984	1.17	37
Total Lynn Lake	1,994	1.65	106	7,999	1.77	455	9,993	1.74	560
Esperanza	19,226	1.01	622	15,126	0.95	462	34,352	0.98	1,084
Ağı Dağı	553	0.44	8	34,334	0.46	510	34,887	0.46	518
Kirazlı	0	0.00	0	3,056	0.42	42	3,056	0.43	42
Çamyurt	513	1.00	16	17,208	0.89	492	17,721	0.89	508
Total Turkey	1,066	0.70	24	54,598	0.59	1,044	55,664	0.60	1,068
Quartz Mountain	214	0.95	7	11,942	0.87	333	12,156	0.87	339
Alamos - Total	36,803	1.57	1,856	161,752	1.00	5,185	198,555	1.10	7,041
INFERRED GOLD MINERAL RESOURCES (as at December 31, 2019)

	Tonnes	Grade	Ounces
	(000's)	(g/t Au)	(000's)
Young-Davidson - Surface	31	0.99	1
Young-Davidson - Underground	1,329	2.43	104
Total Young-Davidson	1,360	2.40	105
Island Gold	5,392	13.26	2,298
Mulatos	8,122	0.92	239
La Yaqui Grande	241	0.88	7
Cerro Pelon	37	0.62	1
Carricito	900	0.74	22
Total Mulatos	9,300	0.90	269
MacLellan - Open Pit	1,292	1.36	56
MacLellan - Underground	116	3.82	14
Gordon	615	1.30	29
Burnt Timber	23,438	1.04	781
Linkwood	21,004	1.16	783
Total Lynn Lake	46,466	1.11	1,663
Esperanza	718	0.80	18
Ağı Dağı	16,760	0.46	245
Kirazlı	7,694	0.61	152
Çamyurt	2,791	0.95	85
Total Turkey	27,245	0.55	482
Quartz Mountain	39,205	0.91	1,147
Alamos - Total	129,686	1.43	5,982

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ANNUAL INFORMATION FORM - 2019

PROVEN AND PROBABLE SILVER MINERAL RESERVES (as at December 31, 2019)

	Proven Reserves			Probable Reserves			Total Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)
La Yaqui	0	0.00	0	0	0.00	0	0	0.00	0
La Yaqui Grande	0	0.00	0	19,205	15.88	9,805	19,205	15.88	9,805
Cerro Pelon	942	18.22	552	1,688	17.33	941	2,630	17.65	1,492
MacLellan	11,604	4.94	1,844	11,650	3.93	1,471	23,254	4.43	3,315
Ağı Dağı	1,450	6.22	290	52,911	5.39	9,169	54,361	5.41	9,459
Kirazlı	670	16.94	365	33,191	9.27	9,892	33,861	9.42	10,257
Alamos - Total	14,666	6.47	3,051	118,645	8.20	31,278	133,311	8.01	34,328

MEASURED AND INDICATED SILVER MINERAL RESOURCES (as at December 31, 2019)

	Measured Resources			Indicated Resources			Total Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	0	0.00	0	1,321	15.88	340	1,321	15.88	340
Cerro Pelon	60	18.80	36	183	17.33	101	243	17.65	137
MacLellan - Open Pit	1,986	3.66	234	4,700	3.65	551	6,686	3.65	785
MacLellan - Underground	0	0.00	0	843	5.98	162	843	5.98	162
Esperanza	19,226	7.25	4,482	15,126	9.16	4,455	34,352	8.09	8,936
Ağı Dağı	553	1.59	28	34,334	2.19	2,417	34,887	2.18	2,445
Kirazlı	0	0.00	0	3,056	2.71	266	3,056	2.71	266
Çamyurt	513	5.63	93	17,208	6.15	3,404	17,721	6.14	3,497
Alamos - Total	22,338	6.78	4,873	76,771	4.74	11,696	99,108	5.20	16,569
INFERRED SILVER MINERAL RESOURCES (as at December 31, 2019)

	Tonnes	Grade	Ounces
	(000's)	(g/t Ag)	(000's)
La Yaqui Grande	241	4.03	31
Cerro Pelon	37	3.66	4
MacLellan - Open Pit	1,292	2.43	101
MacLellan - Underground	116	3.13	12
Esperanza	718	15.04	347
Ağı Dağı	16,760	2.85	1,536
Kirazlı	7,694	8.71	2,155
Çamyurt	2,791	5.77	518
Alamos - Total	29,649	4.93	4,704

Notes to Mineral Reserve and Mineral Resource estimates:

•
The Company’s Mineral Reserves and Mineral Resource as at December 31, 2019, are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per NI 43-101 requirements.

•	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

•	Mineral Resources are exclusive of Mineral Reserves.

•
Mineral Reserve cut-off grade for the Mulatos Mine, the Cerro Pelon Pit, the La Yaqui Pits, the Kirazlı Pit and the Ağı Dağı Pit are determined as a net of process value of $0.10 per tonne for each model block.

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ANNUAL INFORMATION FORM - 2019

•
All Measured, Indicated and Inferred open pit Mineral Resources are pit constrained with the exception of those outside the Mulatos Main Pits on the Mulatos property which have no economic restrictions and are tabulated by gold cut-off grade.

•
Mineral Reserve estimates assumed a gold price of $1,250 per ounce and Mineral Resource estimates assumed a gold price of $1,400 per ounce. Metal prices, cut-off grades and metallurgical recoveries are set out in the table below.

	Mineral Resources		Mineral Reserves
	Gold Price	Cutoff	Gold Price	Cutoff	Met Recovery
Mulatos:
Mulatos Main Open Pit	$1,400	0.5	$1,250	see notes	65%
Cerro Pelon	$1,400	0.3	$1,250	see notes	83%
La Yaqui	$1,400	0.3	$1,250	see notes	86%
Carricito	$1,400	0.3	n/a	n/a	n/a
Young-Davidson - Surface	$1,400	0.5	$1,250	0.5	91%
Young-Davidson - Underground	$1,400	1.3	$1,250	1.9	91%
Island Gold	$1,400	4.0	$1,250	2.82-4.89	96.5%
Lynn Lake - MacLellan	$1,400	0.42	$1,250	0.47	91-92%
Lynn Lake - MacLellan UG	$1,400	2.0	n/a	n/a	n/a
Lynn Lake - Gordon	$1,400	0.62	$1,250	0.69	89-94%
Esperanza	$1,400	0.4	n/a	n/a	60-71%
Ağı Dağı	$1,400	0.2	$1,250	see notes	80%
Kirazli	$1,400	0.2	$1,250	see notes	82%
Çamyurt	$1,400	0.2	n/a	n/a	73%
Quartz Mountain	$1,400	0.21 Oxide, 0.6 Sulfide	n/a	n/a	65-80%

The following table presents a year-over-year reconciliation of Mineral Reserves based on contained gold (x1,000):

Project	Mineral Reserves 31-Dec-18	Processed in 2019	Increase / (Decrease)	Mineral Reserves 31-Dec-19
Young-Davidson	3,262	203	88	3,146
Island Gold	1,007	153	361	1,215
Mulatos	1,717	220	65	1,563
Lynn Lake	1,884	0	0	1,884
Turkey	1,831	0	87	1,918
Total Alamos	9,702	576	601	9,726

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ANNUAL INFORMATION FORM - 2019

Qualified Person(s) Disclosure
The following tables sets forth the Qualified Persons who supervised the preparation of Alamos’ December 31, 2019 Mineral Reserve and Mineral Resource estimate. All are recognized as Qualified Persons according to the requirements of NI 43-101.

Mineral Resources QP	Company	Project
Jeffrey Volk, CPG, FAusIMM	Director - Reserves and Resource, Alamos Gold Inc.	Young-Davidson, Lynn Lake
Raynald Vincent, P.Eng., M.G.P.	Chief Geologist - Island Gold	Island Gold
Marc Jutras, P.Eng	Principal, Ginto Consulting Inc.	Mulatos Pits, Cerro Pelon, La Yaqui, Carricito, Esperanza, Ağı Dağı, Kirazlı Çamyurt, Quartz Mountain
Mineral Reserves QP	Company	Project
Chris Bostwick, FAusIMM	VP Technical Services, Alamos Gold Inc.	Young-Davidson, Lynn Lake
Nathan Bourgeault, P.Eng	Chief Engineer - Island Gold	Island Gold
Herb Welhener, SME-QP	VP, Independent Mining Consultants Inc.	Mulatos Pits, Cerro Pelon, La Yaqui, Ağı Dağı, Kirazlı
The scientific and technical information in this AIF has been reviewed and approved by Chris Bostwick, FAusIMM, Vice President, Technical Services for Alamos. Mr. Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101.
Global exploration programs are overseen by Christopher Rockingham, M.Sc., MBA, and P. Geol., Vice President, Exploration for Alamos. Mr. Rockingham is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101.
Uses of Gold
The two principal uses of gold are bullion investment and product fabrication. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, dentistry, medallions and other industrial and decorative uses.
Sales and Refining
Gold can be readily sold on numerous markets throughout the world and its market price can be readily ascertained at any time. Because there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer.
The Company’s gold production is currently refined to market delivery standards by third-party refineries. The Company believes that, because of the availability of alternate refiners, the inability of the Company’s refiners to process the Company’s product would not have a material adverse effect on the Company.
Employees
As of December 31, 2019, the Company had 54 full-time employees reporting to its Toronto corporate head office. Each of these corporate head office employees is employed under a contract for services directly with the Company.
At the Company’s Young-Davidson Mine, which is based in Matachewan, Ontario, there are 635 full-time employees and 208 contractors as at December 31, 2019.
In addition, the Company’s Island Gold Mine, which is based in Dubreuilville, Ontario, there are 399 full-time employees and 331 contractors as at December 31, 2019.
In addition, the Company has Mexican subsidiaries which provide labour-related services for operations at the administrative offices of Minas de Oro Nacional in Hermosillo, Mexico and the administrative offices of Minera Santa Rita, S. de R.L. de C.V.,

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in Caborca, Mexico.  As of December 31, 2019, the Company’s Mexican subsidiaries had 593 full-time employees.  The Company has sourced most of its labour pool, including skilled mining personnel, from the state of Sonora in Mexico.
In addition, the Company has 24 full-time administrative, engineering and exploration personnel in Turkey and 1 full-time personnel at the Quartz Mountain Property in Oregon, U.S.A.
As at December 31, 2019, the Company had 11 full-time employees at the Lynn Lake Project in Manitoba.  There are 10 contract employees at site providing geology and logging services.
The Company is committed to providing and maintaining a safe and healthy working environment at all of its operations and development projects. The Company has designed practices and policies at each location to ensure a safe and healthy work environment. The Company has invested heavily in this area, and the primary goal is to achieve zero accidents in the workplace.
The nature of the Company’s business requires specialized skills and knowledge. The Company operates large mining operations in Canada and Mexico which requires technical expertise in the areas of geology, engineering, mine planning, metallurgical processing, mine operations, and environmental compliance. Despite generally good labour relations, competition for skilled workers in the resource sector results in employee turnover at the Company’s operations and a need to constantly recruit and train new employees. This competition for qualified employees occasionally results in workforce shortages, which can often be supplemented with more costly contract labour.
DIVIDENDS
Alamos Gold Inc.
In the fiscal year ended December 31, 2019, Alamos paid a total of $15.6 million in dividends to its shareholders, a 100% increase from dividends paid in 2018. The Company does not have a formal dividend policy.

Dividends	Year ended Dec 31, 2019	Year ended Dec 31, 2018	Year ended Dec 31, 2017
Declared and Paid	$15,600,000	$7,800,000	$6,000,000
Weighted Average number of common shares outstanding	390,160,000	389,816,000	305,521,000
Dividend per share	$0.04	$0.02	$0.02
In addition, during the year ended December 31, 2019, the Company repurchased and cancelled 2,748,352 common shares at a cost of $11.4 million or $4.17 per share under the Normal Course Issuer Bid, bringing the total amount returned to shareholders to $27.0 million.
In March 2020, the Company increased its quarterly dividend by 50% to an annual rate of US$0.06 per common share. The increase in dividends is in line with the Company’s long term capital allocation objective of returning capital to shareholders, and is supported by recent higher gold prices and the Company’s strong free cash flow outlook with the expansion at Young-Davidson on track to be completed in June 2020.
The Company announced its implementation of a dividend reinvestment and share purchase plan ("DRIP") on March 3, 2020. This will give shareholders the option of increasing their investment in Alamos, at a discount to the prevailing market price and without incurring any transaction costs, by electing to receive common shares in place of cash dividends. Shareholders who elect to participate in the DRIP will also have the option of acquiring additional common shares in the Company (subject to limitations) at a discount to the prevailing market price, and without incurring additional transaction costs.  The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market including the facilities of the New York Stock Exchange, and will advise as such with each dividend declaration. Enrollment in the DRIP is optional. Further information on the plan, including the forms needed to enroll are available on the Company’s website at http://www.alamosgold.com/investors/Dividend-Reinvestment-Plan.

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ANNUAL INFORMATION FORM - 2019

DESCRIPTION OF CAPITAL STRUCTURE
Common Shares
The Company’s authorized capital consists of one class of Class A common shares without par value (the “common shares”). The Company is authorized to issue an unlimited number of common shares. Each common share is entitled to one vote. As at December 31, 2019 a total of 391,070,817 common shares were issued and outstanding and as at March 24, 2020, a total of 391,798,470 common shares were issued and outstanding.
All of the Company’s common shares are of the same class and rank equally as to voting rights, dividends and participation in assets of the Company on wind-up or dissolution. There are no pre-emptive rights or conversion rights, and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, however the Company’s articles provide that the Company may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution and subject to the OBCA. Provisions as to creation, modification, amendment or variation of such rights or such provisions are contained in the OBCA.
MARKET FOR SECURITIES
The Company’s common shares are listed on the TSX and NYSE under the ticker symbol “AGI”.
Alamos Gold Inc. - Trading Price and Volume
The following table sets out the monthly low and high trading prices and the monthly volume of trading of the common shares of the Company on the TSX for January 1, 2019 to December 31, 2019:

2019	Low (CAD$)	High (CAD$)	Volume
January	$4.88	$5.97	22,921,840
February	$5.61	$6.66	21,520,430
March	$6.16	$7.38	21,034,650
April	$6.07	$7.01	14,181,990
May	$5.63	$6.63	14,801,520
June	$6.60	$8.25	22,587,710
July	$7.65	$9.08	16,230,570
August	$8.44	$10.12	22,138,180
September	$7.64	$9.81	15,318,740
October	$6.42	$8.08	16,295,400
November	$6.86	$7.55	12,186,390
December	$6.86	$7.89	10,774,960

The following table sets out the monthly low and high trading prices and the monthly volume of trading of the common shares of the Company on the NYSE for January 1, 2019 to December 31, 2019:

2019	Low (USD$)	High (USD$)	Volume
January	$3.57	$4.54	53,183,853
February	$4.23	$5.05	37,063,910
March	$4.59	$5.50	45,179,051
April	$4.52	$5.27	35,338,581

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ANNUAL INFORMATION FORM - 2019

May	$4.17	$4.92	41,060,827
June	$4.90	$6.27	64,516,478
July	$5.79	$6.91	53,622,201
August	$6.37	$7.78	74,747,984
September	$5.77	$7.36	57,919,100
October	$4.91	$6.07	57,735,708
November	$5.19	$5.69	47,947,171
December	$5.21	$6.08	46,542,315
The following table sets out the monthly low and high trading prices and the monthly volume of trading of the AGI.WT.A common share purchase warrants of the Company on the TSX for January 1, 2019 to January 7, 2019:

2019	Low (CAD$)	High (CAD$)	Volume
January	$0.005	$0.01	3,134,363
DIRECTORS AND OFFICERS
The name, province or state and country of residence, positions held within the Company and principal occupation of each director and executive officer of the Company during the five preceding years from the date of this AIF are as follows:

Name, Position Province or State and Country of Residence(1)	Principal Occupations During the Past 5 Years(1)	Term as a Director
PAUL MURPHY, B.Comm., FCPA, FCA Chairman, Director Ontario, Canada
Director of Generation Mining and Chief Financial Officer of G2 Goldfields Inc. Formerly Director of Continental Gold Ltd., Chief Financial Officer and Executive Vice President, Finance, Guyana Goldfields Inc., and Chief Financial Officer of GPM Metals Inc. Previously the Chair and a Director of Former Alamos.
Since July 2, 2015
JOHN A. McCLUSKEY President, Chief Executive Officer and Director Ontario, Canada
Chief Executive Officer, President and Director of the Company. Mr. McCluskey is currently a Director of the World Gold Council and a former Director of New Pacific Metals Corp. and AuRico Metals Inc. Prior thereto, Mr. McCluskey was the founder of Former Alamos, and served as a Director and the President and Chief Executive Officer.
Since July 2, 2015
DAVID FLECK , B.A., MBA, ICD.D(2) (4) Director Ontario, Canada	Partner and Senior Vice President of Delaney Capital Management. Previously a Director of Former Alamos.	Since July 2, 2015
DAVID GOWER, M.Sc., P.GEO(3) (5) Director Ontario, Canada
Principal, Gower Exploration Consulting Inc., CEO and Director of Emerita Resources, and President of Brazil Potash Corp., which is a private company. Previously a Director of Former Alamos, Coastal Gold Corp., Apogee Opportunities Inc. and Aguia Resources Ltd.

Since July 2, 2015

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CLAIRE KENNEDY, B.A.Sc., LL.B, P.Eng, ICD.D(3) (4) Director Ontario, Canada
Lawyer and Senior Advisor, Clients and Industries in the Toronto office of Bennett Jones LLP. Ms. Kennedy is Lead Director of the Bank of Canada, Chair of the Governing Council of the University of Toronto, Director of Neo Performance Materials Inc. and Director of Royal Canadian Geographical Society. Ms. Kennedy is also a member of the Dean’s Advisory Committee at Rotman School of Management. Ms. Kennedy formerly was a Director of Neo Material Technologies Inc., Partner and subsequent Managing Partner of Bennett Jones LLP.
Since November 10, 2015
RONALD SMITH, BBA, FCPA, FCA, ICD.D (2) Director Nova Scotia, Canada
Chair of the Public Service Superannuation Plan Trustee Inc., Trustee of Pro Real Estate Investment Trust, Board Chair of IWK Health Centre, Director of Nova Scotia Business Inc., Director of Ombudsman for Banking Services and Investments, and Director of Covalon Technologies Ltd. Formerly, Mr. Smith was Director of AuRico Gold Inc., Member of the Acadia University Board of Governors, and Chair of the Arthritis Society.
Since July 2, 2015
KENNETH STOWE, B.Sc., M.Sc. (2) (5) Director Ontario, Canada	Formerly a Director of Hudbay Minerals Inc, Klondex Mines Ltd., Fire River Gold Corp., Zenyatta Ventures Ltd. and Former Alamos.	Since July 2, 2015
ELAINE ELLINGHAM, MBA, M.Sc., P.Geo. (2) (5) Director Ontario, Canada
Principal of Ellingham Consulting Ltd. Director of Almaden Minerals Ltd., Prospectors’ and Developers’ Association of Canada and Blue Thunder Mining Corporation. She has a range of experience in mineral exploration, corporate development and investor relations for mining companies including Aurania Resources Ltd., IAMGOLD Corporation, Campbell Resources Inc., Rio Algom Exploration Inc. and St Joe Canada Inc. Ms. Ellingham is a former Director of Wallbridge Mining Company Ltd., Aurania Resources Ltd., and Richmont Mines Inc. (acquired by Alamos in 2017).

Since May 8, 2018
MONIQUE MERCIER, Ad. E. (3) (4) Director British Columbia, Canada
Director of iA Financial Corporation Inc., Innergex Renewable Energy Inc., Bank of Canada as well as the Canadian Cancer Research Society and the Thoracic Surgery Research Foundation of Montreal. She retired in December 2018 from TELUS Corporation, where she was Executive Vice-President, Corporate Affairs, Chief Legal and Governance Officer since 2014. Ms. Mercier was formerly a director of Stornoway Diamond Corporation, Vancouver Symphony Orchestra, and Legal Leaders for Diversity Trust.

Since May 2, 2019
J. ROBERT S. PRICHARD, OC, O.Ont (3) (4) Ontario, Canada
Non-executive Chairman of Torys LLP and former Chair of BMO Financial Group. Director of Onex Corporation and George Weston Ltd. and chair of the Hospital for Sick Children. He is also on the International Advisory Board of Barrick Gold Corporation and President Emeritus of the University of Toronto. Mr. Prichard served as President and CEO of Metrolinx before serving as Chair of Metrolinx from 2010-2018.

Since May 2, 2019
JAMES R. PORTER, B.A.Sc., CPA, CA, CPA (Illinois) Chief Financial Officer Ontario, Canada
Chief Financial Officer of the Company from July 2015 to present.  Previously Chief Financial Officer of Former Alamos from June 2011 to July 2015. Mr. Porter currently serves on the Canadian Advisory Board for FM Global. From 2009 to 2016, Mr. Porter was a Director of Canadian Feed the Children, a registered charity, and a Director of Carlisle Goldfields Ltd.

N/A
PETER MACPHAIL, B.A.Sc., P.Eng Chief Operating Officer Ontario, Canada	Chief Operating Officer of the Company from July 2015 to present. Prior thereto Chief Operating Officer of AuRico from 2011- July 2015. Former Director of Carlisle Goldfields Ltd.	N/A

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CHRISTINE BARWELL, CHRL, CCP, GRP, MBA Vice President, Human Resources Ontario, Canada	Vice President, Human Resources of the Company from July 2015 to present. Previously Vice President, Human Resources of Former Alamos from April 2010 to July 2015.	N/A
CHRISTOPHER BOSTWICK, B.Sc. Vice President, Technical Services Ontario, Canada	Vice President, Technical Services of the Company from July 2015 to present. Previously Senior Vice President, Technical Services of AuRico from January 2009 to July 2015.	N/A
LUIS M. CHAVEZ, B.A., M.Sc., Ph.D. Senior Vice President, Mexico San Luis Potosi, Mexico	Senior Vice President, Mexico of the Company from July 2015 to present. Previously Senior Vice President, Mexico of AuRico from 2012 to July 2015.	N/A
ANDREW CORMIER, B. Eng. P.Eng Vice President, Development and Construction Ontario, Canada	Vice President of Development and Construction of the Company from July 2015 to present. Prior thereto Vice President of Development and Construction of Former Alamos from February 2013 to July 2015.	N/A
NILS F. ENGELSTAD, BA, LL.B, LL.M, MA Vice President, General Counsel Ontario, Canada
Vice President, General Counsel of the Company from January 2016 to present. Prior thereto General Counsel of the Company from July 2015 to January 2016 and General Counsel of Former Alamos from April 2015 to July 2015. Director of Inventus Mining Inc. Previously Mr. Engelstad served as Vice President, General Counsel and Corporate Secretary to McEwen Mining Inc. and its predecessors.
N/A
GREGORY FISHER, B.Comm, CPA, CA Vice President, Finance Ontario, Canada
Vice President, Finance of the Company from July 2015 to present. Director of Alamos Gold Holdings Cooperatief U.A. and Alamos Gold Holdings B.V. Prior thereto Vice President, Finance of Former Alamos from June 2011 to July 2015.
N/A
CHRISTOPHER ROCKINGHAM, M.Sc., MBA, P. Geol. Vice President, Exploration Ontario, Canada
Vice President, Exploration of the Company from September 2018 to present. Prior thereto Vice President, Exploration at AuRico Metals from July 2015 until July 2017, and Vice President, Exploration of AuRico Gold from 2012 until July 2015.
N/A
SCOTT PARSONS, BBA, CFA Vice President, Investor Relations Ontario, Canada
Vice President, Investor Relations of the Company from July 2015 to present. Prior thereto Vice President, Investor Relations of Former Alamos June 2015 to July 2015 and Director of Investor Relations of Former Alamos January 2014 to June 2015.
N/A
COLIN WEBSTER, B.Sc., P.Eng Vice President, Sustainability and External Affairs Ontario, Canada	Vice President, Sustainability and External Affairs of the Company from January 2016 to present. Prior thereto, Vice President of Sustainability at Noront Resources Ltd.	N/A
REBECCA THOMPSON, BA Vice President, Public Affairs Ontario, Canada
Vice President, Public Affairs of the Company from October 2019 to present. Prior thereto, Director of Communications, Marketing and Government Relations at Nieuport Aviation from June 2018 to October 2019, Deputy Chief of Staff of the Ontario Legislature from February 2017 to June 2018 and an Independent Consultant from March 2015 to 2017.
N/A
ADRIAN PAULSE Vice President, Information Technology Ontario, Canada	Vice President, Information Technology of the Company since February 2020 to present. Prior thereto, Director, Information Technology of the Company since 2015.	N/A

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(1)The information as to province or state of residence and principal occupation, has been furnished by the respective directors and executive officers individually.
(2)Member of Audit Committee. Mr. Smith is the chair of this Committee.
(3)Member of Human Resources Committee. Mr. Gower is the chair of this Committee.
(4)Member of Corporate Governance and Nominating Committee. Mr. Fleck is the chair of this Committee.
(5)Member of the Technical and Sustainability Committee. Mr. Stowe is the chair of this Committee.
The term of office of each of the current directors expires at the next annual general meeting of shareholders of the Company.
As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 1,719,874 common shares, directly or indirectly, representing approximately 0.44% of the issued and outstanding common shares of the Company.
Cease Trade Orders, Bankruptcies and Penalties and Sanctions
Except as described below, no proposed director of the Company is, as at the date of this AIF or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
On January 15, 2020, Kew Media Group Inc. was subject to a cease trade order issued by the Ontario Securities Commission due to Kew’s auditor’s withdrawal of audit reports as a result of misrepresentations by Kew’s former Chief Financial Officer. David Fleck resigned from the board of directors of Kew Media Group Inc. in late February, 2020.
Except as described below, no proposed director of the Company; (i) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
In October 2013, Fire River Gold Inc. entered into a compromise with its creditors after defaulting on its lending facility. Mr. Kenneth Stowe had ceased to be a director of that company in March of 2013.
On February 28, 2020, a receiver was appointed over the assets, undertakings and properties of Kew Media Group Inc. David Fleck resigned from the board of directors of Kew Media Group Inc. in late February, 2020.
No proposed director of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Conflicts of Interest
Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations with other public companies in the resource sector may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contract or transaction, and either the director or officer has a material interest in the contract or transaction or the director or officer is a director or officer of, or has a material interest in, a corporation that has a material interest in the contract or transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matt

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er. In determining whether the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.
AUDIT COMMITTEE
Pursuant to the provisions of section 158(1) of the Business Corporations Act (Ontario), the Company is required to have an Audit Committee. The Company must also, pursuant to the provisions of National Instrument 52-110 - Audit Committees (“NI 52-110”), have a written charter that sets out the duties and responsibilities of its audit committee. The Company’s audit committee charter is attached hereto as Schedule “A”.
Composition of the Audit Committee
The Audit Committee is comprised of Ronald Smith (Chair), David Fleck, Elaine Ellingham and Kenneth Stowe. Each member is financially literate and all members of the Audit Committee are independent directors.
Relevant Education and Experience
Mr. Smith is a Chartered Professional Accountant with over 30 years of practical financial and management experience, primarily in the financial, telecommunications and energy sectors. Mr. Fleck has more than 30 years of capital markets experience, including as former President and Chief Executive Officer of Macquarie Capital Markets Canada and holds a B.A. in Economics from the University of Western Ontario and MBA from INSEAD School of Business. Ms. Ellingham has over 25 years financial and management experience, including serving as an audit committee member for several companies and completing financial due diligence while employed at TSX. Mr. Stowe was president and chief executive officer of a public company (Northgate Minerals) for over 10 years. Each member has a significant understanding of the mineral exploration and mining business in which the Company is engaged in and has an appreciation for the relevant accounting principles for this business. Mr. Smith and Mr. Fleck have been certified by and is a member of the Institute of Corporate Directors.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.
Reliance on the Exemption in Subsection 3.3(2) or Section 3.6
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.
Reliance on Section 3.8
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.
Pre-approval Policies and Procedures
The Audit Committee shall pre-approve all audit and non-audit services provided by the independent auditors and not engage the independent auditors to perform the specific non-audit services prohibited by law or regulation.

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External Auditor Service Fees (By Category)

Fiscal Year End(1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
2018	$706,200	$Nil	$104,200	$Nil
2019	$845,000	$23,000	$117,000	$Nil

(1)	All fees in USD.

(2)	Fees charged for the annual financial statement audit, quarterly reviews.

(3)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

(4)	Fees charged for tax compliance, tax advice and tax planning services.

(5)	Fees for services other than disclosed in any other column.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons has since January 1, 2017 (being the commencement of the Company’s third most recently completed financial year) any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.
TRANSFER AGENT AND REGISTRAR
The Company’s registrar and transfer agent, Computershare Trust Company of Canada, is located at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.
LEGAL PROCEEDINGS
As at March 24, 2020, there are no material legal proceedings to which the Company is a party.
MATERIAL CONTRACTS
Other than as otherwise set out in this Annual Information Form, the following is the only material contract, other than contracts entered into in the ordinary course of business not otherwise required to be disclosed, that we have entered into within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect.
In December 2013, the Company entered into a mining services agreement with Grupo Desarrollo Infraestructura S.A de C.V (“GDI”), expiring in December 2022, pursuant to which GDI will perform essentially all of the open-pit mining operations at the Mulatos Mine.
INTERESTS OF EXPERTS
KPMG LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
The individuals who are qualified persons for the purposes of NI 43-101 are listed under the section of this AIF entitled “Technical information”. As a group, they beneficially own, directly or indirectly, less than 1% of any class of the outstanding securities of the Company and our associates and affiliates.
ADDITIONAL INFORMATION
Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for the most recent fiscal year.

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Additional information, including director and officer remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s most recent information circular available on SEDAR.

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SCHEDULE “A”
ALAMOS GOLD INC.
AUDIT COMMITTEE CHARTER

Audit Committee Charter

This charter governs the operations of the Audit Committee (the “Committee”) of Alamos Gold Inc. (the “Company”). The purpose, composition, responsibilities, and authority of the Committee are set out in this Charter.
This Charter and the Articles of the Company and such other procedures, not inconsistent therewith, as the Committee may adopt from time to time, shall govern the meetings and procedures of the Committee.
1.    Purpose
The Committee shall provide assistance to the Board of Directors of the Company (the “Board”) in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to:

(a)	the integrity of the Company’s financial statements;

(b)	the financial reporting process;

(c)	the systems of internal accounting and financial controls;

(d)	financial risk management;

(e)	the performance of the Company’s internal audit function (if applicable) and independent auditors;

(f)	the independent auditors’ qualifications and independence;

(g)	the Company’s compliance with ethics policies and legal and regulatory requirements; and

(h)	the system of cyber security controls.
2.    Composition
The Committee shall be composed of at least three (3) directors of the Company (the “Members”), each of whom is “independent” as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy.
All Members shall be “financially literate” as defined in National Instrument 52-110 Audit Committees or any successor policy, meaning that the director has the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements.
At least one member of the Committee shall be a ‘financial expert’ within the meaning of Applicable Laws. The financial expert should have the following competencies:

•	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

•	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity comparable to the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	An understanding of internal controls and procedures for financial reporting; and

•	An understanding of audit committee functions.

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Members shall be appointed by the Board and shall serve until they resign, cease to be a director, or are removed or replaced by the Board.
3.    Authority
The Committee is authorized to carry out its responsibilities as set out in this Charter, and to make recommendations to the Board arising therefrom.
In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage, and to set and pay the compensation of, independent accountants, legal counsel and other advisers as it determines necessary to carry out its duties.
The Committee may also communicate directly with the auditors, legal and other advisors, management and employees of the Company to carry out its responsibilities and duties set out in this Charter.
The Company shall pay directly or reimburse the Committee for the expenses incurred by the Committee in carrying out its responsibilities.
4.    Responsibilities
The primary responsibility of the Committee is to oversee the Company’s financial reporting process on behalf of the Board and report the results of their activities to the Board. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements.
The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behaviour. The following shall be the principal direct responsibilities of the Committee:

(a)
Appointment and termination (subject, if applicable, to shareholder ratification), compensation, and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting. The Committee shall arrange for the independent auditors to report directly to the Committee.

(b)
Pre-approve all audit and non-audit services provided by the independent auditors and not engage the independent auditors to perform the specific non-audit services prohibited by law or regulation. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

(c)	At least annually, obtain and review a report by the independent auditors describing:
(i)    The firm’s internal control procedures.

(ii)
Any material issues raised by the most recent internal control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

(iii)    All relationships between the independent auditor and the Company (to assess the auditor’s independence).

(d)
Establish clear hiring policies for employees, partners, former employees and former partners of the current and former independent auditors of the Company that meet the requirements of applicable securities laws and stock exchange rules.

(e)
Discuss with the auditors, the overall scope and plans for audits of the Company’s financial statements, including the adequacy of staffing and compensation. Ensure there is rotation of the audit partner having primary responsibility for the independent audit of the Company at such intervals as may be required.

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(f)
Discuss with management and the auditors the adequacy and effectiveness of the accounting and financial controls, including the Company’s policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs (e.g. Company’s Code of Business Conduct and Ethics).

(g)
Periodically meet separately with management and the auditors to discuss issues and concerns warranting Committee attention. The Committee shall provide sufficient opportunity for the auditors to meet privately with the members of the Committee, which shall at minimum include an in camera meeting following each quarterly meeting. The Committee shall review with the auditor any audit problems or difficulties and management’s response.

The processes set forth represent a guide with the understanding that the Committee may supplement them as appropriate.
5.    Chair Responsibilities
The Chair of the Committee shall provide leadership to the Committee to enhance the Committee’s effectiveness and ensure adherence to this Charter:

(a)	Convene and preside over Committee meetings and ensure they are conducted in an efficient, effective and focused manner that promotes meaningful discussion;

(b)
Assist management with the preparation of an agenda and ensure that meeting materials are prepared and disseminated in a timely manner and is appropriate in terms of relevance, efficient format and detail; and

(c)	Adopting procedures to ensure that the Committee can conduct its work effectively and efficiently, including committee structure and composition and management of meetings;

(d)	Ensure that the Committee has sufficient time and information to make informed decisions; and

(e)	Provide leadership to the Committee and management with respect to matters covered by this mandate.
The Committee shall designate one of its Members as chair of the Committee (the “Chair”).
The Corporate Secretary of the Company, or the individual designated as fulfilling the function of Secretary of the Company, will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. In the absence of the Corporate Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.
6.    Specifically Delegated Duties
For purposes of this Charter, specific accounting, financial and treasury related duties delegated to the Committee by the Company’s Board of Directors include:
Accounting and Financial

(a)
Receive regular reports from the independent auditor on the critical policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

(b)
Where applicable, review management’s assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditor’s report on management’s assertion.

(c)	Review and discuss annual and interim earnings press releases before the Company publicly discloses this information.

(d)
Review and approve the interim quarterly unaudited financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations with management and, where applicable, the independent auditors prior to the filing of the Company’s Quarterly Report or their inclusion in any filing with regulatory authorities. Also, the Committee shall discuss the results of the quarterly review, if any, and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

(e)
Review with management and the independent auditors the financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company’s Annual Report to shareholders and any other filing with regulatory authorities, including their judgment about the quality, not just the acceptability of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

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(f)
The Committee shall discuss any matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards and shall specifically review with the independent auditors, upon completion of their audit:

(i)    the contents of their report;
(ii)    the scope and quality of the audit work performed;
(iii)    the adequacy of the Company’s financial and auditing personnel;
(iv)    co-operation received from the Company’s personnel during the audit;
(v)    significant transactions outside of the normal business of the Company; and

(vi)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems.

(g)	Establish procedures for the review of the public disclosure of financial information extracted from the financial statements of the Company.

(h)
Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Treasury Related

(a)
Monitor and review risk management strategies as they pertain to the Company’s general insurance programs, and foreign exchange and commodity hedging programs, and make recommendations to the Board with respect to such strategies.

(b)	Approve investment policies and appoint investment managers, where appropriate, for the Company’s retirement and other funded benefit plans.

(c)	Perform such other duties in respect of financial matters as, in the opinion of the Board, should be performed by the Committee.
7.    Meetings and Proceedings
The Committee shall meet as frequently as required, but not less than four times each year. Any Member or the independent auditors of the Company may call a meeting of the Committee.
The agenda of each meeting of the Committee will include input from the independent auditors, directors, officers and employees of the Company as appropriate. Meetings will include presentations by management, or professional advisers and consultants when appropriate, and will allow sufficient time to permit a full and open discussion of agenda items.
Forty-eight (48) hours advance notice of each meeting will be given to each Member verbally, by telephone or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call. Any Member may call a meeting of the Committee.
The independent auditors of the Company are entitled to attend and be heard at meetings of the Committee where there is approval of the financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company’s Annual Report to shareholders and any other filing with regulatory authorities. For certainty, the independent auditors of the Company may still be requested by the Committee to attend other meetings of the Committee, from time to time.
The quorum for each meeting of the Committee is a majority of the Members. The Chair of the Committee shall chair each meeting. In the absence of the Chair, the other Members may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.
The Chair of the Committee or his delegate shall report to the Board following each meeting of the Committee.
The Secretary or his delegate shall keep minutes of all meetings of the Committee, including all resolutions passed by the Committee. Minutes of meetings shall be distributed to the Members and the other directors of the Company after preliminary approval thereof by the Chair of the Committee.

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The Committee shall meet regularly, at a minimum quarterly, alone to facilitate full communication.
8.    Self-Assessment
The Committee and the Board shall annually assess the effectiveness of the Committee with a view to ensuring that the performance of the Committee accords with best practices.
The Committee shall review and reassess this Charter at least annually and obtain the approval of the Company’s Board for any changes.

61 | Alamos Gold Inc.